Form 20-F
period 2024-12-31
Powell Max Ltd
filed 2025-04-28
CIK 2012096

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from __________________ to_____________________________

Commission file number 001-42260

POWELL MAX LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong
(Address of principal executive offices)

Tsz Kin Wong, Chief Executive Officer Telephone: (852) 2188 2588 Email address: ir@janfp.com 22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0001 per share	PMAX	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 12,688,269 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following :

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

●	“Articles” or “Articles of Association” means the second amended and restated articles of association of the Company (as amended from time to time) adopted on May 31, 2024, which has taken effect on August 27, 2024 and as amended, supplemented and/or otherwise modified from time to time;

●	“Bliss On Limited” is a company incorporated under the laws of the BVI, and wholly-owned by our Controlling Shareholder;

●	“BVI” means the British Virgin Islands;

●	“BVI Act” means the BVI Business Companies Act, as amended, supplemented or otherwise modified from time to time;

●	“Class A Ordinary Shares” means our Class A ordinary shares, par value $0.0001 per ordinary share;

●	“Class B Ordinary Shares” means our Class B ordinary shares, par value $0.0001 per ordinary share;

●	“Company,” “we,” “us,” and “Powell Max” mean Powell Max Limited, a BVI business company incorporated in the BVI with limited liability on January 8, 2019;

●	“Controlling Shareholder” and “Ms. Leung” mean Ms. Po Man Stella Leung, who beneficially owns an aggregate of 11,597,856 Ordinary Shares, including 9,597,856 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, which represents approximately 59.3% of the total issued and outstanding Ordinary Shares, representing approximately 86.2% of the total voting power, as of the date of this annual report. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders” for more information;

●	“Exchange Act” means the US Securities Exchange Act of 1934, as amended;

●	“JAN Financial” means JAN Financial Press Limited , a company incorporated under the laws of Hong Kong with limited liability, a direct wholly-owned subsidiary of Powell Max and our operating subsidiary;

●	“HKD” or “HK$” mean Hong Kong dollar(s), the lawful currency of Hong Kong;

●	“Hong Kong” means the Hong Kong special administrative region of the People’s Republic of China;

●	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	“Independent Third Party” means a person or company who or which is independent of and is not a 5% beneficial owner of, does not control and is not controlled by or under common control with any 5% beneficial owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company;

●	“IPO” means an initial public offering of securities;

●	“Memorandum’’ or “Memorandum of Association’’ mean the second amended and restated memorandum of association of the Company (as amended from time to time) adopted on May 31, 2024, which became effective on August 27, 2024 and as amended, supplemented and/or otherwise modified from time to time;

●	“Nasdaq” means the Nasdaq Stock Market LLC;

●	“Ordinary Shares” or “Shares” mean our Class A Ordinary Shares and Class B Ordinary Shares;

●	“PCAOB” means the Public Company Accounting Oversight Board;

●	“PRC” or “China” mean the People’s Republic of China, and “mainland China”, unless otherwise specified herein, are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region, and the Macau Administrative Region;

●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, mean the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China, for the purposes of this annual report only;

●	“PRC laws” mean all applicable laws, statues, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

●	“SEC” or “U.S. Securities and Exchange Commission” mean the United States Securities and Exchange Commission;

●	“Securities Act” means the US Securities Act of 1933, as amended; and

●	“U.S. dollars” or “US$” or “$” or “USD” or “dollars” mean United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products distributed by us;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure, and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Item 3. Key Information – D. Risk Factors.”

You should refer to the section titled “Item 3. Key Information – D. Risk Factors.” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our Company. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with IFRS.

The summary consolidated statements of operations and cash flow

	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
Net cash generated from/(used in) operating activities	5,473,251	7,112,687	(11,411,411)	(1,469,086)
Net cash used in investing activities	(465,347)	(239,074)	(1,204,040)	(155,005)
Net cash (used in)/generated from financing activities	(4,213,393)	(4,609,403)	51,177,252	6,588,469
Net increase in cash	794,511	2,264,210	38,561,801	4,964,378
Cash and bank balances at beginning of the year	601,492	1,396,003	3,660,213	471,210
Cash and bank balances at end of the year	1,396,003	3,660,213	42,222,014	5,435,588

The summary consolidated balance sheet

	As of December 31
	2023	2024
	HK$	HK$	US$
Total assets	22,989,475	62,571,860	8,055,391
Total liabilities	38,302,443	41,304,223	5,317,432

Total equity	(15,312,968)	21,267,637	2,737,959

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

The following table presents our summary consolidated statements of operations and comprehensive income for the fiscal years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
Revenue	37,772,821	49,121,839	36,461,260	4,693,958
Cost of sales	(22,217,680)	(25,238,821)	(22,081,030)	(2,842,673)
Gross profit	15,555,141	23,883,018	14,380,230	1,851,285
Other income and gain	1,851,815	54,116	1,952,986	251,425
General and administrative expenses	(10,723,611)	(10,862,255)	(24,854,036)	(3,199,665)
Selling and distribution expenses	(5,250,421)	(4,530,134)	(7,049,538)	(907,545)
Allowance of expected credit loss - trade receivables	(841,051)	(914,788)	(488,640)	(62,908)
Profit/(Loss) from operations	591,873	7,629,957	(16,058,998)	(2,067,408)
Finance costs	(690,476)	(550,714)	(2,015,096)	(259,418)
(Loss)/Profit before income tax	(98,603)	7,079,243	(18,074,094)	(2,326,826)
Income tax expense	-	-	-	-
(Loss)/Profit for the year	(98,603)	7,079,243	(18,074,094)	(2,326,826)

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

An investment in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks together with the other information appearing elsewhere in this annual report before deciding to invest in our Class A Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations, and future growth prospects. In these circumstances, the market price of our Class A Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

A significant part of our business is derived from the use of services in connection with financial and business transactions in equity markets. Economic trends that affect the volume of these transactions may negatively impact the demand for our services.

A significant portion of our net sales depends on the use of our services by parties involved in the Hong Kong equity market, compliance and transactions. As a result, our business is largely dependent on the Hong Kong equity market for initial public offerings, or IPOs, secondary offerings, mergers and acquisitions, public and private debt offerings, leveraged buyouts, spinoffs, bankruptcy and claims processing and other transactions. These transactions are often tied to economic conditions and dependent upon the performance of the overall economy, and the resulting volume of these types of transactions drives demand for our services. Downturns in the financial markets, global economy or in the economies of the geographies in which we do business and reduced equity valuations all create risks that could negatively impact our business. For example, in the past, economic volatility has led to a decline in the financial condition of a number of our clients and led to the postponement of their capital markets transactions. To the extent that there is continued volatility, we may face increasing volume pressure. As a result, we are not able to predict the impact any potential worsening of macroeconomic conditions could have on our results of operations. The level of activity in the financial communications services industry, including the financial transactions and related compliance needs our services are used to support, is sensitive to many factors beyond our control, including interest rates, regulatory policies, general economic conditions, our clients’ competitive environments, business trends, terrorism and political change. In addition, a weak economy could hinder our ability to collect amounts owed by clients. Failure of our clients to pay the amounts owed to us, or to pay such amounts in a timely manner, may increase our exposure to credit risks and result in bad debt write-offs. Unfavorable conditions or changes in any of these factors could negatively impact our results of operations, financial position and cash flow.

The quality of our customer support and services offerings is important to our clients, and if we fail to offer high quality customer support and services, clients may not use our services and our net sales may decline.

A high level of customer support is critical for the successful marketing and sale of our solutions. If we are unable to provide a level of customer support and service to meet or exceed the expectations of our clients, we could experience a loss of clients and market share, a failure to attract new clients, including in new geographic regions and increased service and support costs and a diversion of resources. Any of these results could negatively impact our results of operations, financial position and cash flow.

A substantial part of our business depends on clients continuing their use of our services. Any decline in our client retention would harm our future operating results.

We do not have long term contracts with most of our clients, and therefore rely on their continued use of our services. As a result, client retention, particularly during periods of declining transactional volume, is an important part of our strategic business plan. There can be no assurance that our clients will continue to use our services to meet their ongoing needs, particularly in the face of competitors’ products and services offerings. Our client retention rates may decline due to a variety of factors, including:

●	our inability to demonstrate to our clients the value of our services;

●	the price, performance and functionality of our services;

●	the availability, price, performance and functionality of competing products and services;

●	our clients’ ceasing to use or anticipating a declining need for our services in their operations;

●	consolidation in our client base;

●	the effects of economic downturns and global economic conditions; or

●	reductions in our clients’ spending levels.

If our retention rates are lower than anticipated or decline for any reason, our net sales may decrease and our profitability may be harmed, which could negatively impact our results of operations, financial position and cash flow.

We rely on our business partners, including printing and translation services providers to implement certain services to our customers.

We maintain business relationships with our business partners, including printing and translation services providers, to implement services to our customers. These service providers are engaged on an as-needed basis, depending on the demands of our customers since it is more cost-effective and offers flexibility in cost management. There is no assurance that our service providers will at all times perform at a satisfactory level. It may happen that there may be undetected errors in printing of the financial communications materials, or errors in the translation of corporate reporting materials. There may also be delays in our service providers to fulfill our demands. Similarly, in case there is any error or delay due to various reasons, including, but not limited to, mechanical failures of printing devices, transportation delays, and human negligence, the financial printed materials of our customers may not be delivered to the assigned destinations within the expected condition and time frame.

In order to comply with the regulatory requirements, our customers generally require us to deliver to financial communications services within a tight timeframe. We cannot assure you that the service quality of our service providers, particularly printing and translation services providers, will always meet our or our customers’ standards or requirements. There may be occasions where, due to various reasons, our service providers are not able to complete the required tasks or deliver the financial communications materials on time or there may be instances where those materials are damaged during the transfer. If our service providers are unable to meet our customers’ standards and requirements and we are unable to find suitable alternatives promptly, our reputation within the industry may be adversely affected.

In addition, we are dependent in part on third parties to report certain events to us, such as mistakes in translation or typesetting of financial communications materials. This partial reliance on third parties could cause delays in reporting certain events, impacting our ability to delivery and complete the required services in a timely manner. In addition, we cannot assure you that we will be able to obtain access to preferred third-party service providers at attractive rates or that these providers will have adequate capacity available to meet the needs of our customers.

Our business may be adversely affected by new technologies enabling clients to produce and file documents on their own.

The Company’s business may be adversely affected as clients seek out opportunities to produce and file regulatory documentation on their own and begin to implement technologies that assist them in this process. For example, clients and their financial advisors may reach out to web-based services which allow clients to autonomously file and distribute reports and announcements required pursuant to The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, the GEM Listing Rules on the Hong Kong Stock Exchange (collectively, the “HK Listing Rules”) and the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “HKSFO”), prospectuses and other materials as a replacement for using our ESS (e-Submission system) filing services. If technologies are further developed to provide our clients with the ability to autonomously produce and file documents to meet their regulatory obligations, and we do not develop products or provide services to compete with such new technologies, our business may be adversely affected by those clients who choose alternative solutions, including self-serving or filing themselves.

Our performance and growth depend on our ability to generate client referrals and to develop referenceable client relationships that will enhance our sales and marketing efforts.

We depend on users of our services to generate client referrals for our services. We depend in part on the financial advisors, financial institutions, law firms and other third parties who use our services to recommend our services to their client base, which allows us to reach a larger client base than we can reach through our direct sales and internal marketing efforts. For instance, a portion of our net sales is derived from referrals by investment banks, financial advisors and law firms that have utilized our services in connection with prior transactions. These referrals are an important source of new clients for our services.

A decline in the number of referrals we receive could require us to devote substantially more resources to the sales and marketing of our services, which would increase our costs, potentially lead to a decline in our net sales, slow our growth and negatively impact our results of operations, financial position and cash flow.

The highly competitive market for our services and industry fragmentation may continue to create adverse price pressures.

The financial communications services industry is highly competitive with relatively low barriers to entry, and the industry remains highly fragmented in Hong Kong and internationally. Management expects that competition will increase from existing competitors, as well as new and emerging entrants. Additionally, as we expand our service offerings, we may face competition from new and existing competitors. As a result, competition may lead to additional pricing pressure on our services, which could negatively impact our results of operations, financial position and cash flow.

A failure to adapt to technological changes to address the changing demands of clients may adversely impact our business, and if we fail to successfully develop, introduce or integrate new services or enhancements to our services platforms, systems or applications, our reputation, net sales and operating income may suffer.

Our ability to attract new clients and increase sales to existing clients will depend in large part on our ability to enhance and improve our existing services, and to enhance efficiency or introduce new functionality either by acquisition or internal development. Our operating results would suffer if our information technology infrastructures were not responsive to the needs of our clients, were not appropriately timed with market opportunities or were not brought to market effectively. In addition, it is possible that our assumptions about the features that we believe will drive purchasing decisions for our potential clients or renewal decisions for our existing clients could be incorrect. In exploring new services or services upgrades, there can be no assurance that such new services, or upgrades to our services, will be released on schedule or that, when released, they will not contain defects as a result of poor planning, execution or other factors during the product development lifecycle. If any of these situations were to arise, we could suffer adverse publicity, damage to our reputation, loss of net sales, delay in market acceptance or claims by clients brought against us. Moreover, upgrades and enhancements to our platforms may require substantial investment and there can be no assurance that our investments will help us achieve or sustain a durable competitive advantage in our services offerings. If clients do not widely adopt our services or new innovations to our services, we may not be able to justify the investments we have made. If we are unable to develop, license or acquire new solutions or enhancements to existing services on a timely and cost-effective basis, or if our new or enhanced solutions or services do not achieve market acceptance, our business, results of operations and financial condition will be materially negatively impacted.

Undetected errors or failures found in our services may result in loss of or delay in market acceptance of our services that could seriously harm our business.

Our services and deliverables, particularly when typesetting and translation services are engaged, may contain undetected errors at any point in their process. We frequently implement quality assurance procedures to ensure the deliverables conform with customers’ needs and requirements. Despite such quality assurance procedures, errors may not be found in our services until after the same have been delivered to the clients, resulting in a loss of or a delay in market acceptance, damage to our reputation, client dissatisfaction and reductions in net sales and margins, any of which could negatively impact our business.

Changes in the rules and regulations to which clients or potential clients are subject may impact demand for our services.

Most, if not all, of our clients are subject to rules and regulations requiring certain printed or electronic communications governing the form, content and delivery methods of such communications. Changes in these regulations may impact clients’ business practices and could reduce demand for our services. Changes in such regulations could eliminate the need for certain types of communications altogether or such changes may impact the quantity or format of communications.

Our failure to maintain the confidentiality, integrity and availability of our systems, software and solutions could seriously damage our reputation and affect our ability to retain clients and attract new business.

Maintaining the confidentiality, integrity and availability of our systems, software and work process is an issue of critical importance for us and for our clients and users who rely on our services to prepare financial communications services, regulatory filings and store and exchange large volumes of information, much of which is proprietary, confidential and may constitute material nonpublic information for our clients. Maintaining up-to-date and effective security measures requires extensive capital expenditures. Though we have back-up capacity for all of our critical systems and facilities, certain emergencies or contingencies could occur, such as a computer virus attack, a natural disaster, a significant power outage covering multiple cities or a terrorist attack, which could temporarily shut down our facilities and computer systems. Inadvertent disclosure of the information maintained on our systems due to human error, breach of our systems through hacking or cybercrime or a leak of confidential information due to employee misconduct, could seriously damage our reputation and could cause significant reputational harm for our clients. Techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and generally are not recognized until launched against a target. Like all software solutions, our software may be vulnerable to these types of attacks. An attack of this type could disrupt the proper functioning of our information technology infrastructure, cause errors in the output of our clients’ work, allow unauthorized access to sensitive, proprietary or confidential information of ours or our clients and other undesirable or destructive outcomes. Furthermore, during our production process, third party service providers will have access to the confidential information of our customers, which exposes us to additional risks of information leak or breach of confidentiality obligations. If an actual or perceived information leak or breach of our security were to occur, our reputation could suffer, clients could stop using our services and we could face lawsuits and potential liability, any of which could cause our financial performance to be negatively impacted.

A number of core processes, such as sales and marketing, client service, financial communications services and financial transactions, rely on our information technology, infrastructure and applications.

Defects or malfunctions in our information technology infrastructure and applications could cause our services offerings not to perform as our clients expect, which could harm our reputation and business. In addition, malicious software, sabotage and other cybersecurity breaches of the types described above could cause an outage of our infrastructure, which could lead to a substantial denial of service and ultimately downtimes, recovery costs and client claims, any of which could negatively impact our results of operations, financial position and cash flow.

Some of our systems and services are developed by third parties or supported by third-party hardware and software and our business and reputation could suffer if these third-party systems and services fail to perform properly or are no longer available to us.

Some of our systems and services are developed by third parties or rely on hardware purchased or leased and software licensed from third parties. These systems and services, or the hardware and software required to run our existing systems and services, may not continue to be available on commercially reasonable terms or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services, which could negatively affect our business until equivalent technology is either developed by us or, if available, is identified, obtained and integrated. In addition, it is possible that our hardware vendors or the licensors of third-party software could increase the prices they charge, which could have an adverse impact on our business, operating results and financial condition. Further, changing hardware vendors or software licensors could detract from management’s ability to focus on the ongoing operations of our business or could cause delays in the operations of our business.

Additionally, third party software underlying our services can contain undetected errors or bugs. We may be forced to delay commercial release of our services until any discovered problems are corrected and, in some cases, may need to implement enhancements or modifications to correct errors that we do not detect until after deployment of our services.

Our independent registered public accounting firm had expressed substantial doubt as to our ability to continue as a going concern in its report for the financial year ended December 31, 2023.

The Company’s financial statements were prepared on a “going concern” basis. Certain matters, as described in the accompanying audited financial statements for the year ended December 31, 2023, indicate there may be substantial doubt about the Company’s ability to continue as a going concern. As of December 31, 2023, we had deficit in equity of HK$15,312,968 (approximately US$1,960,461), net liabilities of HK$15,312,968 (approximately US$1,960,461) and net current liabilities of HK$19,859,607 (approximately US$2,542,550). During the year ended December 31, 2023, we had a net profit after taxation of HK$7,079,243 (approximately US$906,329), and for the year ended December 31, 2022, we incurred net losses of HK$98,603. Our independent registered public accounting firm expressed substantial doubt as to our ability to continue as a going concern in our IPO registration statement. Although our independent registered public accounting firm has not expressed such doubt after our IPO and in the audited financial statements for the year ended December 31, 2024, we may have to continue to seek to fund our operations through sales of our services and equity financing arrangements. Adequate additional financing may not be available to us on acceptable terms, or at all. We must raise additional capital in order to continue our operations and to implement our plan of operations. Our failure to raise capital as and when needed would impact our going concern status and would have a negative impact on our financial condition and our ability to pursue our business strategy and continue as a going concern. We cannot assure you that our plans to raise sufficient capital will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this annual report do not include any adjustments that might result from our inability to continue as a going concern.

The Company may need to raise additional capital to support its operations.

The Company may need to procure additional financing over time, the amount and timing of which will depend on a number of factors, including the pace of expansion of the Company’s opportunities and customer base, the scope of product development to be undertaken by the Company, the need to respond to customer needs for improvement of product offerings, the services offered and development efforts, the cash flow generated by its operations, the extent of losses, if any with respect to matters identified as risk factors herein and the extent of other unanticipated areas or amounts of expenditure. The Company cannot fully predict the extent to which it will require additional financing. There can be no assurance regarding the availability or terms of additional financing the Company may be able to procure over time. Any new investor may require that any future debt financing or issuance of preferred equity by the Company could be senior to the rights of shareholders, and any future issuance of equity could result in the dilution of the value of our shares.

The Company may incur significant losses, and there can be no assurance that the Company will ever become a profitable business.

During the year ended December 31, 2024, we had net loss of HK$18,074,094 (US$2,326,826). It is anticipated that the Company may continue to sustain operating losses. Its ability to become and/or remain profitable depends in material part on success in growing and expanding the Company’s products and services. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in offering new and unique products or services may impact whether the Company is successful. Furthermore, the Company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, insurance, legal or regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the Company will remain profitable. If the Company sustains losses over a period of time, it may be unable to continue in business.

The Company’s future revenue and operating results are unpredictable and may fluctuate significantly.

It is difficult to accurately forecast the Company’s revenues and operating results, and they could fluctuate in the future due to several factors. These factors may include acceptance of the Company’s products and services; the amount and timing of operating costs and capital expenditures; competition from other market venues or services that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements.

Despite our diversification efforts to generate revenues from printing financial documents for listed issuers’ annual and interim regulatory compliance, and not limiting our financing printing business to IPOs, our business remains susceptible to evolving market practices in light of regulatory developments. These emerging trends include postings of documents on Internet web pages, the removal of mandatory quarterly reporting rules, the trend towards “paperless listings” and electronic delivery of offering documents including “online roadshows”, which may adversely affect the overall demand for printed financial documents and reports.

The Company’s operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

Adverse credit market conditions may limit our ability to obtain future financing.

We may, from time to time, depend on access to credit markets. Uncertainty and volatility in global financial markets may cause financial markets institutions to fail or may cause lenders to hoard capital and reduce lending. As a result, we may not obtain financing on terms and conditions that are favorable to us, or at all.

Fluctuations in the costs and availability of paper, ink, energy and other raw materials may adversely impact us. We also have significant fixed costs which are not easily reduced if revenues fall below expectations.

Increases in the costs of these inputs may increase our costs and we may not be able to pass these costs on to clients through higher prices. Although our business operations are now working towards a paperless regime, rising raw materials’ costs, and any consequent impact on our pricing, could lead to a decrease in demand for our products and services. In addition, despite our ability to effectively manage a highly variable cost structure, a portion of our operating expenses, such as lease payments, salaries and related costs inevitably remain relatively fixed. We may not be able to reduce fixed spending in the near term to compensate for any adverse fluctuations in revenues. Accordingly, any shortfalls in revenue are likely to materially adversely affect our operating results.

Our insurance coverage may be inadequate to protect us from potential losses.

We have obtained insurance to cover certain potential risks and liabilities. We provide work-related injury insurance for our employees and property all risks insurance for our office facilities. However, we do not maintain professional liability insurance that includes coverage on any negligence in the preparation of financial communications services materials, translation, information leakage, breach of confidentiality obligations and cybersecurity incidents. Although we have not experienced such incidents in the past, if these incidents were to occur, there can be no assurance that insurance coverage will be available, responsive, or that available coverage will be sufficient to cover losses and claims related to such incidents we may experience.

There are also certain types of losses, such as from war, acts of terrorism, and certain natural disasters, for which we cannot obtain insurance at a reasonable cost or at all. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Our business is substantially dependent on our relationship with our major service suppliers. Changes or difficulties in our relationships with our service suppliers may harm our business and financial results.

Our business is substantially dependent on our relationship with our major service suppliers. Our suppliers primarily include printing services providers, translation services providers and design services providers. We consider major service suppliers in each year to be those suppliers that accounted for more than 10% of overall purchases in such year. For the year ended December 31, 2024, four major suppliers accounted for approximately 18.5%, 16.7%, 11.8%, and 8.7% of our total purchases, respectively. For the year ended December 31, 2023, four major suppliers accounted for approximately 25.4%, 13.3%, 8.2%, and 7.2% of our total purchases, respectively.

We generally do not enter into any long-term agreements with our service suppliers. Accordingly, there is no assurance that JAN Financial can maintain stable and long-term business relationships with any service supplier. Failure to maintain existing relationships with the service suppliers or to establish new relationships in the future could negatively affect JAN Financial’s ability to obtain their services in a price advantage and timely manner. If JAN Financial is unable to obtain ample supply of services from existing suppliers or alternative sources of supply, JAN Financial may be unable to satisfy the orders from its customers or may only be able to provide our financial communications services at a much higher rate.

Our business is dependent on information technology and is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.

We rely on information technology to maintain our electronic systems and database in the course of our business operations. Our suppliers’ and customers’ information, financial communications of our clients are electronically recorded in our systems. While we take measures to ensure the security of our information technology systems, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, hacking and break-ins, cyber-attacks and similar events. The occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, disable our ability to handle the orders of customers efficiently or at all, and adversely impact our customer service, volumes, and revenues and result in increased cost.

Furthermore, threats to information technology systems, including as a result of cyberattacks and cyber incidents, continue to grow. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to our data, and the unauthorized release, corruption, or loss of our data and personal information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems or other electronic security, including with our property and equipment.

These cybersecurity risks could:

●	Disrupt our operations and damage our information technology systems;

●	Subject us to various penalties and fees by third parties;

●	Negatively impact our ability to compete;

●	Enable the theft or misappropriation of funds;

●	Cause the loss, corruption, or misappropriation of proprietary or confidential information;

●	Expose us to litigation; and

●	Result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to, or mitigate cybersecurity events.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships, and our reputation.

While we continue to make efforts to evaluate and improve our systems and particularly the effectiveness of our security program, procedures, and systems, it is possible that our business, financial, and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or which we cause third-party service providers to implement, will be sufficient to protect our systems, information, or other property. Additionally, customers or third parties upon whom we rely face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber incident or attack could have a material adverse effect on our business, financial condition, and results of operations.

There is also no assurance that we will be able to successfully keep up with technological improvements in order to meet our customers’ needs or the technology developed by competitors will not have an adverse impact on the competitiveness or attractiveness of our services. In addition, hardware or software failure relating to information technology systems could significantly disrupt customer workflows and cause economic losses for which we could be held liable and that could damage our reputation. We are also subject to hacking or other attacks on our information technology systems.

We may not be able to meet the delivery schedule of our customers and may experience loss of revenue.

Once we accept orders from our clients, we are committed to delivering our clients’ financial communications materials within the agreed schedule. If a possible delay in delivery schedule is anticipated, due to disruptions of our operation flow; additional time for quality assurance; disruptions in our suppliers’ operations such as equipment breakdowns, power failures, or epidemic disease; disruptions due to shortage of manpower; transportation delays; and/or other factors beyond our control, we would take proactive actions such as timely negotiation with our customers for adjusting schedules and making delivery by expedited methods. We may incur additional expenses or have to offer additional discounts to our customers as a result of such remedial measures. When such delays occur, we may also experience a loss of revenue and, in the worst-case scenario, our customers may cancel the order. As of the date of this annual report, we have not experienced any delay that led to material cancellation of requests from our customers.

We had a substantial customer concentration, and such substantial customer concentration could adversely affect our business, operating results and financial condition.

We derived a significant portion of our revenues from a major customer for the years ended December 31, 2023. For the year ended December 31, 2023, a customer accounted for approximately 12.5% of our total revenue. Although there is no single customer accounting for more than 10% of our total revenue for the year ended December 31, 2024, there are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services from our customers. If any of our customers experience declining or delayed sales due to market, economic, or competitive conditions, their demand for our financial communications services may reduce which compels us to lower our prices, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations.

Given the nature of our financial printing business, we generally do not have long-term service agreements, which makes revenue forecasting difficult.

Much of our revenue in our transactional financial printing and financial communications business is derived from individual projects rather than long-term service agreements. In line with industry practice, we do not enter into long-term contracts with our clients. Therefore, we cannot assure you that a client will engage us for future services once a project is completed, or that a client will not unilaterally reduce the scope of, or terminate, existing projects. You should not predict or anticipate our future revenue based on the number of clients we have or the size of our existing projects. The absence of long-term service agreements makes it difficult to predict our future revenue. While we serve listed issuer clients to fulfill their regulatory compliance requirements, our ability to attract IPO clients is largely contingent on the Hong Kong equity market for IPOs, which is experiencing relatively low volumes of activity given the general slowdown in economic conditions globally.

We may not be able to attract and retain our core management team and other key personnel for our operation.

Our success and growth depend on our on the knowledge, experience, and expertise of our management team, who is responsible for overseeing financial condition and performance, sales and marketing, operational process, and business strategy formulation, as well as the ability to identify, hire, train, and retain suitable, skilled, and qualified employees. In particular, Mr. Tsz Kin Wong, our chief executive officer, executive director and chairman of the board, has accumulated over 20 years of experience respectively in the financial communications industry. See “Item 6. Directors, Senior Management and Employees.” In particular, Mr. Wong has made significant contribution to our success and has an indispensable value in guiding our future development. There is no assurance that we will be able to continue to retain the services of any or all of our management team and key personnel, particularly our customer service, technical and sales personnel. If any of these personnel is unable or unwilling to continue to serve in his or her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result. Our business operation is generally manual in nature, and any deterioration of labor relations may adversely affect our operational stability and efficiency. We cannot give any assurance that favorable labor relations can be maintained. Any industrial action or strike by our labor force beyond our control may also cause temporary or prolonged disruption to our business operation.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate; our ability to cope with high exposure to financial risk, operational risk, market risk, and credit risk as our business and customer base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing our customers. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected. As all of our revenue and profit is derived from our financial printing services, to the extent that any diversification efforts into new fields that complement our financial printing business prove unsuccessful, our business performance could be materially adversely affected by volatile swings in capital market activity that directly impact the demand for our services.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and it may also present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

As we lease a property for our business operations, we are exposed to risks in relation to unpredictable and increasing rental and relocation costs.

Our office facilities are presently located on a leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. In the event that our rental expenses for our office located in Central, Hong Kong increase, our operating expenses will increase and also affect our operating cash flows and, in turn, materially and adversely affect our business, results of operations, and prospects.

Furthermore, the leases for the office facilities we use could be challenged by third parties or government authorities, which may cause interruptions to our business operations. We cannot assure you that our use of such leased properties will not be challenged. In the event that our use of leased properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites at desirable locations on terms acceptable to accommodate our future growth on a timely basis or at all or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

We are exposed to credit risks with our customers.

We are exposed to credit risks with our customers. We do not have access to all the information necessary to form a comprehensive view on creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experience any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

Assertions by a third party that we have infringed, misappropriated, or otherwise violated their intellectual property could subject us to costly and time-consuming litigation and adversely impact our business.

In July 2019, a third party asserted an infringement of intellectual property claim against JAN Financial, leading to the change of company name of JAN Financial. See “Business — Intellectual Property.” While we take measures to ensure that our business does not infringe the intellectual property of third parties, third parties have asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their patents or other intellectual property rights. There may be intellectual property rights held by others, including issued or pending trademarks or patents, that cover significant aspects of our operations, and we cannot assure you that we are not infringing, misappropriating, or violating, and have not infringed, misappropriated, or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, as we face increasing competition and become increasingly visible as a publicly-traded company, or if we become more successful, the possibility of new third-party claims may increase.

Furthermore, as we are engaged in the provision of financial communications services which involve production of printed materials as well as publication of materials in both printed and electronic form. Such services are subject to intellectual property protection.

In the event of disputes over the use of any intellectual property in our services, there is a risk that claims may be made against us for intellectual property infringement. Any claim that we have violated intellectual property or other proprietary rights of third parties, with or without merit, could be time-consuming and costly to address and resolve, could divert the time and attention of management and technical personnel from our business, could place limitations on our ability to deliver our services to customers within the required timeframe. Also, we could be required to pay substantial monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s intellectual property rights. We may also be required to enter into a royalty or licensing agreement that could include significant upfront and future licensing fees, which efforts may not be timely or prove successful at all and require us to indemnify customers or other third parties. Royalty or licensing agreements may be unavailable on terms acceptable to us, or at all. Any of these events could have a material adverse effect on our business and our results of operations.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, the Company and JAN Financial are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost.

Increasing labor costs and labor shortages in our industry may affect our business, financial condition, and results of operations.

As of December 31, 2024, we had 53 employees. As at the date of this annual report, we have 51 employees. We intend to hire additional staff in Hong Kong to facilitate our expansion plans.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions (such as the United States) are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including a mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties.

Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits, and employee headcount. We and our service providers compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive salaries and benefits compared to them.

Since we operate in a labor-intensive industry, we may face a shortage of labor in the future or experience increasing labor costs. If we fail to recruit sufficient staff or retain our existing employees at an acceptable cost, we may not be able to shift the extra costs to our customers due to their bargaining power or the competitive pricing model adopted by our competitors. Therefore, the increase in labor costs and labor shortage may adversely impact our business, expansion plans, financial condition, and results of operations.

To mitigate the inflationary pressure and the risk of increasing labor costs, we have taken measures including (i) minimizing unnecessary and non-value-added costs in our operations; and (ii) strengthening our price bargaining power by providing more competitive salaries and benefits to our employees and shifting excess costs to our customers by raising our charges. We would also continue to enhance our information technology infrastructure to lower labor involvements and, thus, reduce labor costs.

Natural disasters, acts of war, and other catastrophic events may adversely affect our operations.

Natural disasters, acts of God, wars, epidemics, material interruptions in service, or stoppages in transportation, as well as other events that are beyond our control, can have adverse effects on local economies, infrastructures, airports, port facilities, and international trade. Such events can also result in the closure of ports or airports and disruptions to raw material flows. Major earthquakes, weather events, cyberattacks, heightened security measures (actual or threatened), terrorist attacks, strikes, civil unrest, pandemic, or other catastrophic events may also cause a disruption or failure of our systems or operations thereby causing delays in providing services or performing other critical functions. In such an event, our business, financial condition, and results of operations may be adversely affected.

We have carried out mergers and acquisitions and we expect to pursue acquisitions in the future. There are risks associated with acquisitions that could have a material adverse effect on our business, financial condition and results of operations.

In February 2025, we acquired the shares representing all of the issued and outstanding capital of Miracle Media Production Limited (the “Target”) from Vision Access Enterprises Limited (“Vision Access”) and M Digital Partners Company Limited and all of the outstanding amounts owed by the Target to Vision Access. The Target is principally engaged in the provision of printing and translation services in Hong Kong. We expect to pursue further acquisitions in the future.

There are risks associated with acquisitions that could have a material adverse effect on our business, financial condition and results of operations, which include:

●	some of the acquired businesses may not achieve anticipated revenues, earnings or cash flow;

●	we may assume liabilities that were not disclosed to us;

●	we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

●	acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

●	we may finance future acquisitions by issuing Class A Ordinary Shares or other classes of securities for some or all of the purchase price, which could dilute the ownership interests of our shareholders;

●	we may also incur additional debt related to future acquisitions; and

●	we would be competing with other firms, some of which may have greater financial and other resources, to acquire attractive companies.

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm provisions under current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Powell Max is a holding company, and we conduct all our operations in Hong Kong through our operating subsidiary JAN Financial. Hong Kong is a special administrative region of the PRC. Although some of our clients are companies from mainland China or companies that have shareholders and directors that are individuals from mainland China, JAN Financial does not have operations in mainland China and is not regulated by any regulator in mainland China. Furthermore, pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

●	Delay or impede our development;

●	Result in negative publicity or increase our operating costs;

●	Require significant management time and attention; and

●	Subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that the PRC government recently initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation-making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operations and the ability to accept foreign investments and list on a U.S. or other foreign exchange.

All of the legal and operational risks associated with operating in the PRC also apply to our operations in Hong Kong. The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and our operating subsidiaries  in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to (i) change certain aspects of our business to ensure compliance; (ii) decrease demand for our services; (iii) reduce revenues; (iv) increase costs; (v) obtain more licenses, permits, approvals, or certificates; or (vi) subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Class A Ordinary Shares could decrease or become worthless.

The Hong Kong legal system embodies uncertainties that could limit the legal protections available to you and us.

All of our operations are conducted in Hong Kong. Hong Kong is a special administration region of the PRC. On July 1, 1997, the PRC assumed sovereignty of Hong Kong under the “one country, two systems” principle which ensures that Hong Kong has its own governmental and legal system that is independent from mainland China and, as a result, has its own distinct rules and regulations. The constitutional document of Hong Kong, the Basic Law, provides that Hong Kong enjoys the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong continues using the English common law system. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition.

In contrast, the PRC legal system is a civil law system based on written statutes unlike the common law system applicable in Hong Kong; prior court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation, and trade. However, China has not developed a fully integrated legal system. As a result, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, the PRC’s legal system is based in part on government policies and administrative rules and many have retroactive effects. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

We are unable to assure you that Hong Kong will continue to enjoy a high autonomy and the relative political freedoms as enjoyed by it in previous years. There have been ignited criticism from many people in Hong Kong, who were of view that the PRC leadership was reneging on its pledge to abide by the “one country, two systems” policy that allows for a democratic, autonomous Hong Kong under Beijing’s rule. For instance, on June 10, 2014, Beijing released a new report asserting its authority over the territory. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. If the autonomy currently enjoyed by Hong Kong is compromised, it could potentially impact Hong Kong’s common law legal system and ma, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. On March 23, 2024, the Hong Kong government has enacted the Safeguarding National Security Ordinance (“SNSO”), which is a domestic security legislation under Article 23 of the Basic Law, to prohibit four types of offenses, including secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security, as well as other offences relating to the endangering of national security, which has been considered as having further significantly undermined the autonomy of Hong Kong. It is difficult for us to predict the degree of adverse impact of the legislation of the SNSO on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to you.

Uncertainties regarding the interpretation and enforcement of PRC laws, rules, and regulations, which could change at any time, could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations, and rules, which could change at any time with little advance notice, are not always uniform, and enforcement of these laws, regulations, and rules involves uncertainties.

We may have to resort to administrative and court proceedings to enforce our legal rights from time to time. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based partly on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property), and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

It may be difficult for overseas regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels, or a regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Our principal business operations are conducted in Hong Kong. Hong Kong has a legal system separate from mainland China. Our Hong Kong counsel advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the HKSFO, which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the HKSFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize or, if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital-raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements are declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China and that both countries should strengthen communications on regulating China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review, and we could be exposed to government interference from China.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and it stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and a hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within mainland China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in China, issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021), which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings, or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes, and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering.

Although JAN Financial may collect and store certain data (including certain personal information) from our customers, some of whom may be companies in mainland China, in connection with our business and operations, we and JAN Financial will not be deemed to be an “operator of critical information infrastructure,” any “data processor” carrying out data processing activities, and we are not subject to cybersecurity review by the CAC for being listed on Nasdaq or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, since JAN Financial is incorporated and operating in Hong Kong only without any subsidiary or variable interest entity structure in mainland China, and it is unclear whether the Measures for Cybersecurity Review (2021) shall be applied to a Hong Kong company; (i) as of date of this annual report, JAN Financial has not collected nor stored the personal information of any individuals in mainland China; (ii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iii) data processed in our business should not have a bearing on national security nor affect or may affect national security; (iv) all of the data JAN Financial has collected is stored in servers located in Hong Kong; and (v) as of the date of this annual report, neither we nor JAN Financial have been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review or a CSRC review.

Further, based on laws and regulations currently in effect in the PRC as of the date of this annual report, we are not subject to the CSRC Filing Rules or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S., although we have existing and potential clients who are mainland China individuals or companies that have shareholders or directors that are mainland China individuals, since neither we, nor our subsidiaries, are “PRC domestic companies” which subject to the Trial Administrative Measure, because (i) we are headquartered in Hong Kong, with our officers and all members of the board of directors based in Hong Kong or elsewhere who are not mainland China citizens; (ii) we do not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor are we controlled by any Mainland Chinese company or individual directly or indirectly; (iii) we only operate in Hong Kong, all of our revenues and profits are generated by our subsidiaries in Hong Kong, none of our business activities are conducted in mainland China, and we have not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; (iv) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

Given the uncertainties arising from the legal system in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of JAN Financial and the listing of our Class A Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with our PRC counsel. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or JAN Financial in Hong Kong, our operation and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and JAN Financial become subject to the CAC or CSRC review, we cannot assure you that JAN Financial will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for the listing of our Class A Ordinary Shares, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and our subsidiaries’ operations Hong Kong, because all of our operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (the “PDPO” or the “Personal Data (Privacy) Ordinance”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP” or the “Data Protection Principles”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Privacy Commissioner may provide legal assistance to the aggrieved data subjects if the Privacy Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO and we have not encountered any investigations involving a breach of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for being listed on Nasdaq. However, if we or our operating subsidiaries conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. Currently, the merger rule only applies where an undertaking that directly or indirectly holders a “carrier license” within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) is involved in a merger, and is therefore not applicable to our business.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

The Company confirm that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including JAN Financial. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, WWC, P.C. is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. WWC, P.C. is currently inspectable by the PCAOB, and we have no operations in mainland China. However, if there is a significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China, and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB, or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect to cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol n the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our current auditor is based in the United States and has been inspected by the PCAOB on a regular basis. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our current auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets, including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice, and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirements for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact JAN Financial.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law (the “Hong Kong National Security Law”). This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in PRC-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, and our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the stocks of many U.S.-listed Chinese companies that have been the subject of such scrutiny have sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, mainland China, or global economy, or a change in the economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Although we mainly operate our business in Hong Kong, our customers principally comprise corporate clients of the equity markets as well as their advisors in Hong Kong. As such, the demand for the financial communications services may be dependent on the global economy. If there is any significant decline in the global economy, our profitability and business prospects will be materially affected. Rising tension between the U.S. and China may an adverse effect on global economic conditions. On August 9, 2023, an executive order was issued by President Biden to direct the Department of Treasury to issue regulations to restrict outbound investment in key technology sectors by U.S. persons to China, with a view to bolster U.S. national security and to curtail investment in sectors that may advance China’s military, intelligence, surveillance or cyber-enabled capabilities. Major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements. The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. The conflict is expected to have further global economic consequences, including, but not limited to, the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates, and uncertainty about economic and political stability. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but they could be substantial, even though we do not have any direct exposure to Russia or the adjoining geographic regions. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could, in turn, have a material adverse effect on the business outlook of our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Our business is conducted in Hong Kong through our operating subsidiaries; our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, our raw material suppliers and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to a trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

The future of Hong Kong’s position as an international financial center in Asia is uncertain.

Our operations are solely located in Hong Kong, serving corporate clients of the Hong Kong equity market, as well their advisors. Hong Kong is regarded as an international financial center in Asia, having an active equity market, which is an essential element of our business. However, there can be no assurance that Hong Kong will continue to maintain its position as an international financial center in the future. Hong Kong faces strong competition from other rival equity markets, such as Shanghai, Shenzhen, Singapore and Japan. Statistics of the World Federation of Exchanges also show that the market capitalization of the Hong Kong equity market is reducing. In the event that Hong Kong loses its position as an international financial center in Asia, the demand for financial communications services will reduce and, thus, our business may be adversely affected.

Risks Related to Our Class A Ordinary Shares

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	The sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

●	The sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	The selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from corporate governance listing standards.

On November 21, 2024, we notified Nasdaq that we intend to follow its home country practice in lieu of the following Nasdaq Listing Rules:

●	Rule 5620, which requires the holding of an annual meeting of shareholders no later than one year after each fiscal year-end;

●	Rule 5635(a) and (d), which require shareholder approval prior to an issuance of securities in connection with the acquisition of the stock or assets of another company, and with any transactions other than public offerings;

●	Rule 5250(b)(3), which requires disclosure of third party director and nominee compensation; and

●	Rule 5250(d), which requires the Company to distribute annual and interim reports.

We submitted to Nasdaq a written statement by counsel of the British Virgin Islands certifying that the above noncompliant practices are not prohibited under the laws of the British Virgin Islands, the Company’s home jurisdiction.

In future, we may also rely on home country practices with respect to our other corporate governance. As a result of which, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we are required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

The trading price of our Class A Ordinary Shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The trading prices of volatility and wide fluctuations could be due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. For example, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low-volume trading. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	Regulatory developments affecting us or our industry;

●	Variations in our revenues, profit, and cash flow;

●	Changes in the economic performance or market valuations of other financial services firms;

●	Actual or anticipated fluctuations in our annual or bi-quarterly results of operations and changes or revisions of our expected results;

●	Changes in financial estimates by securities research analysts;

●	Detrimental negative publicity about us, our services, our officers, our directors, our Controlling Shareholder, our business partners, or our industry;

●	Announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

●	Additions to or departures of our senior management;

●	Litigation or regulatory proceedings involving us, our officers, our directors, or our Controlling Shareholder;

●	Release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	Sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable securities rules and regulations. The Exchange Act requires, among other things, that we file annual and current reports with the SEC with respect to our business and operating results. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly, and increases demand on our systems and resources.

As a result of disclosure of information in our annual report on Form 20-F and in filings required of a public company, our business and financial condition is more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert resources of our management and harm our business and operating results.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiaries by the PRC government to transfer cash or other assets. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of Class A Ordinary Shares or cause them to be worthless.

Powell Max is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Act (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Powell Max to JAN Financial or from JAN Financial to Powell Max, our shareholders, and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could (i) decrease demand for our services; (ii) reduce revenues; (iii) increase costs; (iv) require us to obtain more licenses, permits, approvals, or certificates; or (v) subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition, and results of operations could be adversely affected, and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares.

We are a public company in the United States subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F for the year ending December 31, 2025 onwards. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended December 31, 2024, we have identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of International Financial Reporting Standards (“IFRS”) and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements. To remedy the identified material weakness, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) recruiting additional employees and external consultants with extensive knowledge of IFRS and SEC financial reporting requirements within our finance and accounting department; (ii) setting up a comprehensive accounting policy, checklists, and procedure manual in accordance with IFRS and SEC financial reporting requirements; (iii) implementing new closing and reporting procedures to ensure the accuracy and adequacy of financial data for the preparation of financial statements; (iv) conducting regular and continuous IFRS training programs and webinars for our financial reporting and accounting personnel; (v) improving financial oversight function for handling complex accounting issues under IFRS; and (vi) continuously developing and enhancing our internal audit function for the financial reporting matters. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Although our Class A Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	A limited availability of market quotations for our Class A Ordinary Shares;

●	Reduced liquidity for our Class A Ordinary Shares;

●	A determination that our Class A Ordinary Shares are “penny stock,” which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	A limited amount of news about us and analyst coverage of us; and

●	A decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Powell Max has a dual-class share capital structure and Ms. Leung will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders.

Our authorized and issued Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares.

As of December 31, 2024, there were 12,688,269 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding. As of the date of this annual report, there are currently 17,555,345 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has twenty (20) votes. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

The Class B Ordinary Shares outstanding are beneficially owned by Ms. Leung, representing approximately 86.2% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date of this annual report. As of the date of this annual report, Ms. Leung holds approximately 86.2% of the aggregate voting power. Because of the twenty-to-one voting ratio between our Class B and Class A Ordinary Shares, Ms. Leung will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future. Furthermore, should the Company decide to issue additional Class B Ordinary Shares in the future, the twenty-to-one voting ratio between the two classes of our Ordinary Shares will result in further dilutive effect on the holders of Class A Ordinary Shares.

As a result, for so long as Ms. Leung owns a controlling or significant voting interest in our Ordinary Shares, she generally may be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

●	the election of directors;

●	determinations with respect to corporate transactions, such as the disposition of assets of more than 50% in value;

●	approving liquidation plan; and

●	amendment of the memorandum and articles of association of our Company.

Even if Ms. Leung was to dispose of certain of its shares of our Class B Ordinary Shares such that she would control less than a majority of the voting power of our outstanding Ordinary Shares, she may be able to influence the outcome of certain corporate actions so long as she retains Class B Ordinary Shares. During the period of Ms. Leung’s controlling or significant ownership of our Ordinary Shares, shareholders may not be able to affect the outcome of such corporate actions.

Ms. Leung may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares of Class A Ordinary Shares as part of a sale or other liquidity event and might ultimately affect the market price of our Ordinary Shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

If a small number of investors purchases a significant percentage of our Class A Ordinary Shares, the effective public float may be smaller than anticipated and the price of our Class A Ordinary Shares may be more volatile than it otherwise would be.

As a company with relatively small market capitalization, we are subject to the risk that a small number of investors may hold a high percentage of Class A Ordinary Shares in the public float. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares and we may cease to meet the Nasdaq public shareholder requirements.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends under our Memorandum and Articles. The declaration and payment of all dividends are subject to certain restrictions under the BVI law, namely that the board of directors of our Company should be satisfied, on reasonable grounds, that immediately after the distribution, the value of the Company’s assets exceeds its liabilities and our Company is able to pay its debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, (i) our future results of operations and cash flow; (ii) our capital requirements and surplus; (iii) the amount of distributions, if any, received by us from our subsidiaries; and (iv) our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares, and you may even lose your entire investment in our Class A Ordinary Shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We have put in place disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

If a trading market for our Class A Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage, and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which, in turn, could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing original actions in the BVI or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the BVI or Hong Kong may also be limited.

We are a company incorporated under the laws of the BVI. We conduct all our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, all of our directors and executive officers named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these individuals or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the BVI, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the federal securities laws of the United States or the securities law of any state in the United States.

Although there is no statutory enforcement in the BVI of judgments obtained in the federal or state courts of the United States (and the BVI is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the BVI would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI. However, the BVI courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the BVI to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, and (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. See “Enforceability of Civil Liabilities.”

As the rights of a shareholder under BVI law differ from those under U.S. law, you may have fewer protections than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Act (as amended), and the common law of the BVI. The rights of shareholders to take legal action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors and officers under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the English common law and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the BVI, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the BVI, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI and (f) there is due compliance with the correct procedures under the laws of the BVI. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

BVI laws may provide less protection for minority shareholders than those under U.S. law, and therefore minority shareholders who are dissatisfied with the conduct of our affairs may not have the same options as to recourse in comparison to the shareholders of a U.S. corporation.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies).

The BVI Act contains various mechanism to protect minority shareholders, including: (i) Restraining or Compliance Orders: if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the court may, on the application of a member or a director of the company, make an order directing the company or its director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association; (ii) Derivative Actions: the court may, on the application of a member of a company, grant leave to that member to: (a) bring proceedings in the name and on behalf of that company; or (b) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company; (iii) Unfair Prejudice Remedies: a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him, may apply to the court for an order and, if the court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limitation, one or more of the following orders: (a) in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares; (b) requiring the company or any other person to pay compensation to the member; (c) regulating the future conduct of the company’s affairs; (d) amending the memorandum or articles of association of the company; (e) appointing a receiver of the company; (f) appointing a liquidator of the company under section 159(1) of the Insolvency Act; (g) directing the rectification of the records of the company; and (h) setting aside any decision made or action taken by the company or its directors in breach of the BVI Act or the company’s memorandum and articles of association; (iv) Personal and Representative Actions: a member is able to bring an action against the company for a breach of a duty owed by the company to member in his capacity as a member. Where a member brings such an action and other members have the same (or substantially the same) action against the company, the court may appoint the first member to represent all or some of the members having the same interest and may make an order: (a) as to the control and conduct of the proceedings; (b) as to the costs of the proceedings; and (c) directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (i) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (ii) a consolidation, if the company is a constituent company; (iii) any sale, transfer, lease, exchange or other disposition of more than 50% of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (a) a disposition pursuant to an order of the court having jurisdiction in the matter; (b) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one (1) year after the date of disposition; or (c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (iv) a redemption of 10% or less of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (v) an arrangement, if permitted by the court.

Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Ordinary Shares — Differences in Corporate Law.”

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

In addition to our status as an emerging growth company, we also report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, as long as we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

We will continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a U.S. public company, we have incurred significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our listing, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds US$700 million as of the end of any second fiscal quarter before that time; and (2) the date on which we have issued more than US$1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements, which could have an adverse effect on our public shareholders.

As of the date of this annual report, our Controlling Shareholder holds approximately 59.3% of our total issued and outstanding Ordinary Shares, representing approximately 86.2% of the total voting power. Hence, we are a “controlled company” as defined under the Nasdaq Stock Market Rules.

Under Rule 4350(c) of Nasdaq Capital Market Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

In addition, the interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We have received a deficiency letter from Nasdaq relating to our non-compliance with Nasdaq’s continued listing requirements and our Ordinary Shares could become subject to delisting from Nasdaq if we fail to regain compliance.

On March 5, 2025, we received a deficiency notice from the Listing Qualifications Department of the Nasdaq notifying us that, because the closing bid price for our Class A Ordinary Shares had been below $1.00 per Ordinary Share for 30 consecutive business days, we are not in compliance with the minimum bid price requirement for continued listing on Nasdaq (the “Minimum Bid Price Rule”). In accordance with Nasdaq Listing Rules, we have 180 calendar days, or until September 1, 2025, to regain compliance with the Minimum Bid Price Rule. If at any time before September 1, 2025, the closing bid price of our Class A Ordinary Shares is at least $1.00 per Ordinary Share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation that the Company has achieved compliance and the matter will be closed.

If we do not regain compliance with the Minimum Bid Price Rule by September 1, 2025, we may be eligible for an additional 180-day period to regain compliance, provided that on the 180th day of the first compliance period we meet the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Nasdaq Capital Market (except the Minimum Bid Price Requirement) based on the our most recent public filings and market information and notifies Nasdaq in time of its intent to cure this deficiency. We only have a maximum of 360 days to regain compliance. If we do not cure the minimum price deficiency within the second compliance period, Nasdaq will issue a notice that the Ordinary Shares will be delisted. Further, if our action to cure the minimum price deficiency results in non-compliance with another listing requirement and that additional deficiency cannot be cured by the end of the second compliance period, the minimum price deficiency will not be considered cured.

In addition, Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stock Rule”) provides that if a company’s security has a closing bid price of $0.10 or less for ten consecutive trading days during any bid price compliance period, Nasdaq must issue a delisting determination with respect to that security. If we receive a letter from Nasdaq indicating that we are not compliant with the Low Priced Stock Rule, we may timely request a hearing before a Hearings Panel to appeal the delisting determination, which would stay the delisting and suspension of our Ordinary Shares pending the decision of the Hearings Panel. No assurances may be made as to whether our effectuation of a reverse stock would cure any future deficiencies regarding the price of our Ordinary Shares for purposes of the Low Priced Stock Rule.

We intend to actively monitor the closing bid price for our Class A Ordinary Shares and will consider available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule. We may effectuate a reverse stock split, pending approval from our shareholders. However, there can be no assurance that we are able to solicit shareholder approval to effect a reverse stock split and the reverse stock split may have an adverse impact on the Company’s public float.

Risks Related to the Equity Line of Credit

The sale of a substantial amount of Class A Ordinary Shares in the public market could adversely affect the prevailing market price of our Class A Ordinary Shares.

On November 21, 2024, we entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Investor”), pursuant to which the Investor has agreed to purchase up to US$40 million of the Class A Ordinary Shares (“SEPA Shares”), subject to certain limitations and conditions set forth in the SEPA. The SEPA Shares may be issued and sold by us to the Investor at our discretion from time to time until the earlier of (i) the date on which the Investor shall have purchased an amount of SEPA Shares equal to US$40 million, (ii) December 1, 2027, (iii) written notice of termination by the Company to the Investor (which shall not occur at any time that the Notes are outstanding), or (iv) mutual written consent of termination by the Investor and the Company. For details, please refer to the “History and Development of the Company” Section in “Item 4. Information on the Company” of this annual report.

We have registered for resale an aggregate of up to US$40 million of SEPA Shares, together with 63,898 Class A Ordinary Shares, representing half of the commitment fee pursuant to the SEPA, that had been issued by us to the Investor, as well as up to 120,000 Class A Ordinary Shares, of which 50,000 Class A Ordinary Shares had been issued, being the finder’s shares, to Revere Securities LLC (“Revere”, together with the Investor, the “Selling Shareholders”). We cannot predict if and when the Selling Shareholders may sell such shares in the public markets. Furthermore, in the future, we may issue additional Class A Ordinary Shares or other equity or debt securities convertible into Class A Ordinary Shares. Any such issuance could result in substantial dilution to our existing shareholders and could cause our share price to decline.

It is not possible to predict the actual number of SEPA Shares, if any, we will sell under the SEPA to the Investor, or the actual gross proceeds resulting from those sales.

Under the SEPA, subject to certain limited exceptions, we generally have the right to control the timing and amount of any sales of the SEPA Shares to the Investor under the SEPA. Sales of the SEPA Shares, if any, to the Investor will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Investor all, some or none of the SEPA Shares that may be available for us to sell to the Investor pursuant to the SEPA.

In addition to the uncertainty on the total number of the SEPA Shares we may eventually elect to sell, because the purchase price per Class A Ordinary Share to be paid by the Investor, will fluctuate based on the market prices of our Class A Ordinary Shares at the time we elect to sell the SEPA Shares, if any, it is not possible for us to predict, as of the date of this annual report and prior to any such sales, the number of SEPA Shares that we will sell to the Investor under the SEPA, the purchase price per share that the Investor will pay for SEPA Shares purchased from us under the SEPA, or the aggregate gross proceeds that we will receive from those purchases by the Investor under the SEPA.

However, even if we elect to sell SEPA Shares to the Investor pursuant to the SEPA, the Investor may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices. The timing of our purchase and the timing of the Investor’s resale of the SEPA Shares could be unpredictable.

Investors who buy SEPA Shares from the Investor at different times will likely pay different prices.

Pursuant to the SEPA, we will have discretion, to vary the timing, price and number of shares sold to the Investor. If and when we elect to sell the SEPA Shares to the Investor pursuant to the SEPA, after the Investor has acquired such SEPA, the Investor may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices. As a result, investors who purchase shares from the Investor in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Investor in this offering as a result of future sales made by us to Investor at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Investor under the SEPA, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Investor may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

We may use proceeds from the sales of the SEPA Shares made pursuant to the SEPA in ways with which you may not agree or in ways which may not yield a significant return.

We will have broad discretion over the use of proceeds from sales of the SEPA Shares made pursuant to the SEPA, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. However, we have not determined the specific allocation of any net proceeds among these potential uses, and the ultimate use of the net proceeds may vary from the currently intended uses. The net proceeds may be used for corporate purposes that do not enhance our operating results or the value of our Ordinary Shares.

Item 4. Information on the Company

A.	History and Development of the Company

We commenced operations in February 2019 with the establishment of JAN Financial, a company incorporated under the laws of Hong Kong on February 27, 2019, which is wholly-owned by our ultimate company, Powell Max.

On January 8, 2019, our ultimate holding company, Powell Max was incorporated under the laws of the BVI as a BVI business company with limited liability, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares, par value US$1.00 each, with 50,000 ordinary shares issued and allotted to our Controlling Shareholder.

On January 19, 2024, as part of the reorganization in contemplation of our IPO, we completed a share swap transaction, pursuant to which Bliss On, a company incorporated under the laws of the BVI, and wholly-owned by our Controlling Shareholder, acquired all the issued shares of Powell Max from our Controlling Shareholder in consideration of Bliss On issuing one additional ordinary share to our Controlling Shareholder. Following such share swap, Bliss On became the sole shareholder of Powell Max, which in turn wholly-owns JAN Financial.

On February 5, 2024, as part of the reorganization in contemplation of our IPO, Powell Max sub-divided its authorized shares so that the par value of each share changed from US$1.00 to US$0.0001 each and the number of authorized shares changed to 500,000,000 ordinary shares, par value US$0.0001 each, with 500,000,000 ordinary shares held by Bliss On, out of which 487,500,000 ordinary shares were surrendered to Powell Max for cancellation for no consideration. The remaining 12,500,000 ordinary shares were re-designated and re-classified into 10,500,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares.

On February 20, 2024, Bliss On sold a total of 1,500,000 Class A Ordinary Shares to three individuals, all of whom have no affiliation with us.

As of December 31, 2023, we were indebted to our Controlling Shareholder in the sum of US$2,391,425. The sum was converted into 597,856 Class A Ordinary Shares in September 2024 prior to our IPO.

In September 2024, we completed our initial public offering and listed our Ordinary Shares on the Nasdaq Capital Market under the symbol “PMAX.” We raised approximately US$4.4 million in net proceeds from the issuance of new shares from the initial public offering and in exercise of the over-allotment options by the representatives of the underwriters, after deducting underwriting discounts, commissions and expenses.

On November 21, 2024, we entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Investor”), pursuant to which the Investor has agreed to purchase up to US$40 million of the Class A Ordinary Shares (“SEPA Shares”) over the course of 36 months after the date of the SEPA upon notice from the Company from time to time. In accordance with the SEPA, the Investor has also advanced US$3,000,000 to us in three tranches (each, a “Pre-Advance”), with each Pre-Advance to be evidenced by a convertible promissory note (each a “Note”) issuable at an original issuance discount of 8%. As at the date of this annual report, the Investor has exercised the conversion right under the Notes and we raised approximately US$5.1 million under the SEPA including the Pre-Advance. The SEPA provides that we may, in our discretion, from time to time after the effective date of the sale registration statement and during the term of the SEPA, direct the Investor to purchase the SEPA Shares from us in one or more purchases under the SEPA, for a maximum aggregate gross purchase price of up to US$40 million. A maximum aggregate offering amount of US$40 million in SEPA Shares, which, based on the closing price of our shares on Nasdaq on November 20, 2024 of US$3.13 per share, are 12,779,553 Class A Ordinary Shares, together with 63,898 Class A Ordinary Shares, being the half of the commission fees, have been registered for resale.

In connection with the SEPA, we also entered into with Revere Securities LLC (“Revere”) a finder’s fee agreement September 10, 2024 (the “Finder’s Fee Agreement”), pursuant to which we agreed to pay Revere (i) a cash compensation equal to 4% of the total proceeds of the Pre-Advance, (ii) cash compensation equal to 4% of the total proceeds from the SEPA, and (iii) cash and stock compensation at the rate of US$15,000 per month and 10,000 Class A Ordinary Shares per month for 6 months when the Company raises US$3,000,000 or more from the SEPA, with one automatic renewal for another 6 months. The Finder’s Fee Agreement expired on March 9, 2025.

On February 26, 2025, we entered into an Agreement for Sale and Purchase (the “Acquisition Agreement”) with Vision Access Enterprises Limited (“Vision Access”) and M Digital Partners Company Limited (collectively, the “Vendors”), pursuant to which the Vendors agreed to sell and the Company agreed to purchase the shares representing all of the issued and outstanding capital of Miracle Media Production Limited (the “Target”) and all of the outstanding amounts owed by the Target to Vision Access. The Target is principally engaged in the provision of printing and translation services in Hong Kong. Completion took place on February 28, 2025.

Our principal executive office is located at 22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong. Our telephone number is (+852) 2158 2888. Our registered office in the BVI is located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, BVI, VG1110.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. Our website can be found at http://www.janfp.com/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

B.	Business Overview

Our Mission

We are an established financial communications services provider. Our mission is to combine our industry knowledge and experience in the financial printing market to provide world-class services to our customers.

Overview

We are a holding company incorporated in the BVI with operations conducted by our Hong Kong subsidiaries, JAN Financial and Miracle Media Production Limited.

Founded in 2019, we engage in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Our financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. We provide comprehensive services to help our clients to comply with their disclosure and reporting obligations, create, manage and deliver accurate and timely financial communications and manage transaction processes.

Our clients consist of domestic and international companies listed on the Stock Exchange of Hong Kong (the “HK Stock Exchange”) that are subject to the filing and reporting requirements under The HK Listing Rules and the HKSFO, together with companies who are seeking to list on the HK Stock Exchange, as well as their advisors in Hong Kong.

Our clients are companies required by the HK Stock Exchange to file reports pursuant to the HK Listing Rules, through the e-Submission system (ESS) administered by the HK Stock Exchange. Our clients are also required to make timely disclosures through the ESS system. The ESS system requires filers to prepare and submit filings and making disclosures using the HK Stock Exchange’s specified file formats. Our financial communications services assist our clients in preparing such filings and disclosures that are compatible with the ESS system, and its employees have expertise and significant experience navigating this process with companies and their advisors. Specifically, our financial printing services allows our clients to tailor their disclosures with appropriate style and format to their unique corporate culture. We believe that our local teams set the standard for reliable and efficient service and convenience.

In addition, we also provide ancillary financial support services, such as the rental of conference room facilities, for our customers to fulfil their compliance needs.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

We Have Strong Client Relationships and Customer Service

We believe we have strong brand recognition and that our clients associate our brand with quality and client-focused and reliable customer service. Our regulatory expertise, commitment, discretion and responsiveness, particularly for projects involving highly sensitive information, have enabled us to develop strong, long-standing relationships with our clients, often at senior levels in their organizations. In addition, we believe that we are a valued service provider among leading companies, having provided services to 168, 166 and 170 domestic and international companies that are listed on the HK Stock Exchange for the years ended December 31, 2022, 2023 and 2024, respectively, and to 10, 7 and 4 listing applicants who are seeking to list on the HK Stock Exchange for the years ended December 31, 2022, 2023 and 2024, respectively. Our product and service offerings for financial communications are often used over the lifetime of our clients, including in connection with their initial public offerings, mergers and acquisitions and other strategic transactions, capital markets transactions, and to fulfill their compliance and disclosure obligations. We believe our ability to retain our current client base and to attract new clients is directly related to our sales force and customer service personnel, and we devote extensive resources to recruiting, developing and retaining experienced sales and service professionals.

We Have Deep Domain Expertise

Our team has deep experience in the understanding of financial printing, the financial reporting process and the related aspects of the rapidly changing regulatory requirements and expertise in the creation and distribution of key financial communications documents. Over the years, we have been a key player in the financial printing industry in Hong Kong across initial public offerings, strategic transactions, compliance disclosures, regulatory filings and mergers and acquisitions. We believe we have extensive expertise in using and applying unique typesetting software specifically designed for financial printing. As a result, we believe we are well-positioned to manage and process disclosure output types required by the HK Stock Exchange.

We Have an Experienced Management Team

Our management team has substantial management experience and possesses long-standing industry relationships and a deep understanding of our business. It has a proven track record of strong operating performance, recognizing and capitalizing on attractive opportunities and driving operating efficiencies. The members of our senior management team have over 20 years of experience in the financial communications industry where they have acquired and developed in-depth operational knowledge and strategy relating to our business. We are supported by a large number of seasoned employees who have extensive operational experience, as well as strong customer relationships.

We believe that our success over the years is a direct result of our experienced team of professionals, including our management and employees, who have been dedicated to providing high-quality freight services to our customers.

Our Strategies

We intend to pursue the following strategies to further expand our business:

Focus on Growth and Expansion into New Markets

According to the World Federation of Exchanges, the market capitalization of the equity market in Hong Kong increased slightly from US$3.9tn in 2023 to US$4.5tn in 2024, representing an increase of 14.46% year-over-year (“y-o-y”), the market capitalization of the equity markets in the United States continues to rise, from 48.97tn in 2023 to 62.19tn in 2024, representing an increase of 26.96% y-o-y. As such, we expect that the demand for financial communications services will be trending in the United States. In 2024, there are a total of 5,421 companies listed on the equity markets in the United States, with 176 new listings through initial public offerings. The number of new listings on the equity markets in the United States represents a 42.86% y-o-y increase. We plan to tap into the growth of the U.S. equity markets by expanding our business into the United States, such as providing services to assist customers to prepare Exchange Act filings that are compatible with the SEC’s EDGAR system, and to prepare tagged files in the SEC-mandated XBRL format. We expect to materialize this strategy in the year ending December 31, 2024. We will tailor our products and services to fit into the U.S. equity markets and to conform with its regulatory requirements and electronic documentation. Given our established operation history, in-depth industry knowledge and strong client base, we believe we are well-positioned to cope with such expansion and to meet industry and client demands. Currently, we do not have any business presence in the U.S.. To this end, we plan to set up new branches and offices in the U.S. and to recruit suitable and appropriate staffs to support our expansion. We will also continue to adopt an open mind set in collaborating with industry participants and our service providers and fully utilize their resources and operational expertise to realize synergies.

Pursue Selective Strategic Investments, Relationships and Acquisition Opportunities

We aim to selectively form additional strategic alliances with other industry players, including e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers, to expand our service offerings and broadening our market reach. We also plan to selectively pursue acquisitions, investments, joint ventures, and partnerships that are complementary to our business and operations. Currently, we have not identified any target to pursue such acquisitions. We aim to selectively identify suitable targets, such as e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers, to pursue acquisitions. We will also continue to work with domestic and international business partners or service providers to grow our global coverage and broaden our service offerings in international markets.

Effectively Manage Highly Variable Cost Structure

We believe that we manage our cost structure to be highly variable in nature to increase financial flexibility and deliver more stable profitability by outsourcing and management efforts. For instance, cost components such as outsourced purchases of composition services, printing, and language support services, certain direct materials such as paper, ink and packaging materials, and certain portions of transportation costs are entirely variable, while we structure our sales compensation and labor costs to allow them to be primarily variable in nature. We intend to continue focusing management’s efforts on managing these variable costs and implementing additional variable cost structures where feasible. Additionally, we plan to continue to identify technology and process improvements that would allow us to become more efficient.

Our Challenges

We face risks and uncertainties in achieving our business objectives and executing our strategies, including those relating to:

●	deterioration of Hong Kong economy and its equity market;

●	our ability to continue as a going concern;

●	our ability to become a profitable business; and

●	our ability to obtain future financing.

See “Item 3. Key Information—D. Risk Factors” and “Forward-Looking Statements” for detailed discussions of these and other risks and uncertainties associated with our business and investing in our Class A Ordinary Shares.

Our Services and Business Model

Our financial communications services include corporate financial communications services and IPO financial printing services.

Corporate financial communications services are the combination of financial printing services, publication and distribution of financial communications materials and corporate reporting services. These services are typically offered to customers who are already companies listed on the HK Stock Exchange. Financial printing services include typesetting financial communications materials, designing the cover, layout and artwork of the documents, translation, uploading, printing, publishing and distributing. The financial communications materials typically include announcements, interim/annual reports, circulars and proxy forms for listed corporate customers. These financial communications materials may be delivered in printed or electronic forms. The electronic financial communications materials will be prepared in accordance with specifications prescribed by the HK Stock Exchange, and will be published through the ESS system administered by the HK Stock Exchange. In addition, we also provide corporate reporting services which include filing and submission of various corporate reporting forms to the HK Stock Exchange via the ESS system, those corporate reporting forms were not published or circulated with the public at large.

Our IPO financial printing services are provided to domestic and international companies who are seeking to list themselves on the HK Stock Exchange. Our IPO financial printing services include typesetting, designing the cover, layout and artwork of the IPO prospectus, translation, uploading, printing, publishing and distributing the same in accordance with the customers’ instructions.

Business Operation Flow

The usual workflow of our financial communications services includes (i) quotation and pitching, (ii) production, and (iii) delivery. Set out below is a flow chart summarizing the usual workflow of our financial communications services business.

Quotation and pitching

As we do not enter into long-term agreements with our customers, we issue standard quotations to customers upon their request prior to the provision of our services. Upon receipt of a customer’s request for quotation, we will discuss the scope of our financial communications services with our customer based on their needs, demands and requests. We will then formulate the quotation in accordance with our pricing strategy below. A full quotation including our price and payment terms will be sent to the customer for agreement. Upon the confirmation and acceptance by the customer, we will begin our production process.

Production

The production phase typically starts with the draft financial communications materials provided by the customer. Upon receipt of the customer’s draft, we will begin the typesetting process. Our in-house staff will typeset the requested materials using third-party licensed software. In the meantime, if translation is requested, our staff will engage our external language support service providers to carry out the translation work. In addition, if any design or artwork is required, our in-house design team will perform such tasks simultaneously.

Upon completion of the typesetting, translation and design process, our in-house staffs will perform quality control checks which include proofreading of the typesetting materials and checking for inconsistencies between the original materials and the translated materials. Once the quality control checks have been completed, the typesetted version (together with designs, if any) of the draft financial communications materials will be sent to the customer for approval and/or further comments. If the customer does not have any further comments and signs off the materials, we will place an order with our external printing services providers to bulk-print such financial communications materials if a printed version is requested. Once the bulk-printing process has been completed, or, if no bulk-printing is requested, we will proceed to the delivery stage.

Delivery

Upon completion of the bulk-printing process, our external transportation service providers will pick up the printed materials from the printing factory operated by our printing services provider and delivery the materials to the requested destinations in accordance with the customer’s instructions. In the meantime, or if no bulk-printing is requested, our in-house staff will generate the final version of the financial communications materials in accordance with the specifications under the ESS system. Once the final version is generated, our in-house staff will submit and publish such material on behalf of the customer through the ESS system.

Customers

Our clients consist of domestic and international companies listed on the HK Stock Exchange that are subject to filing and reporting requirements under the HK Listing Rules and the HKSFO, together with companies who are seeking to list on the HK Stock Exchange, as well as their advisors in Hong Kong.

For the year ended December 31, 2024, our five largest customers accounted for approximately 5.2%, 3.4%, 3.0%, 2.7% and 2.7% of our total revenue, respectively. For the year ended December 31, 2023, our five largest customers accounted for approximately 12.5%, 2.0%, 1.9%, 1.7% and 1.3% of our total revenue, respectively. For the year ended December 31, 2022, our five largest customers accounted for approximately 2.7%, 2.2%, 2.0%, 2.0% and 2.0% of our total revenue, respectively.

We do not enter into long-term agreements with our customers, which is in line with industry practice. We will provide quotations to our customers prior to the provision of any financial communications services.

Suppliers

Our suppliers include (i) printing services providers, (ii) translation services providers, and (iii) other corporate communication related services providers.

For the year ended December 31, 2024, four major suppliers accounted for approximately 18.5%, 16.7%, 11.8% and 8.7% of the total purchases, respectively. For the year ended December 31, 2023, four major suppliers accounted for approximately 25.4%, 13.3%, 8.2% and 7.2% of the total purchases, respectively. For the year ended December 31, 2022, four major suppliers accounted for approximately 21.1%, 15.5%, 8.2%, and 3.6% of the total purchases, respectively.

For the years ended December 31, 2024, 2023 and 2022, we transacted with 7, 12 and 12 printing services providers, respectively, as well as over 11, 8 and 8 suppliers for translation services, respectively.

Sales and Marketing

We have been able to maintain a stable and harmonious business relationship with our existing customers, who are mainly domestic and international companies listed on the HK Stock Exchange, as well as their advisors in Hong Kong. Our Management believes that our track record of providing efficient financial communications solutions has helped us to build a loyal customer base. Our customer care services also help us to create a close bond with our customers. We believe that customer loyalty is essential to our success, and we strive to provide high-quality services to maintain our customers’ loyalty. Through our high-quality and efficient services and commitment to our customers, we have been able to maintain a close relationship with them, who, in turn, make referrals for our financial communications services.

In addition to serving our existing customers, we also conduct outreach to potential customers who have no prior business relationship with us, as we seek to diversify and expand our customer base. Through our sales and marketing efforts, we target to diversify and expand our customer base, thereby boosting sales performance and fostering a more diversified customer network. We organize marketing events with existing customers, as well as other potential corporate customers and their professional advisors for relationship building. We believe that our established experience, combined with our commitment to customer satisfaction, positions us for long-term success in the financial communications industry.

Pricing Strategy

Our directors are responsible for determining the price for our financial communications services. We adopt a cost-plus approach for our pricing in such business. We take into account the following factors in determining the fees we charge our customers:

(i)	Type and nature of the financial communications services;

(ii)	Rates charged by our competitors;

(iii)	Costs of services, including raw material costs, labour costs, and charges of our suppliers including language solutions suppliers, designers, etc.;

(iv)	Future business opportunities;

(v)	Reputation of the customer; and

(vi)	Level of acceptance of the current market rates for similar services.

Competition

The financial communications services industry, in general, is highly competitive and barriers to entry have decreased as a result of technology innovation. Despite some consolidation in recent years, the industry remains highly fragmented in Hong Kong with many in-country alternative providers. We face keen competition from numerous financial communications services providers, financial printers and language solutions operators, all on different scales in Hong Kong.

The Company expects competition to increase from existing competitors, as well as new and emerging market entrants. In addition, as the Company expands its product and service offerings, it may face competition from new and existing competitors. The Company competes primarily on product quality and functionality, service levels, subject matter regulatory expertise, security and compliance characteristics, price and reputation. However, we believe that we compete favorably with our competitors through our competitive strengths, such as strong client relationships and customer service, our deep domain expertise and experience management team.

Seasonality

The Company is subject to market volatility in Hong Kong and world economy, as the demand for financial communications services is largely dependent on the Hong Kong capital market for IPOs, secondary offerings, mergers and acquisitions, public and private debt offerings, leveraged buyouts, spinouts and other transactions. As our clients consist of domestic and international companies listed on the HK Stock Exchange that are subject to the filing and reporting requirements under HK Listing Rules and the HKSFO, as well as their advisors in Hong Kong, we typically observe higher demands of our services in March/April or June/July as our customers are required to comply with their interim/annual reporting and disclosure obligations on those months. Such peak periods during the course of the year have operational implications, which include the need to increase staff during peak periods through a combined strategy of hiring additional full-time and temporary personnel, increasing the premium time of existing staff, and outsourcing production for a number of services. To minimize the seasonality effects, we maintain a highly variable cost structure that enables us to allocate our resources in an effective manner in response to customer’s demands.

Insurance

We believe our insurance coverage is adequate to insure against the risks relating to our operations, given the size and nature of our business. Our insurance coverage includes, among others, work-related injury insurance for our employees and property all risks insurance for our office facilities. We review our insurance policies from time to time for adequacy in the breadth of coverage.

We do not maintain professional liability insurance and therefore do not have coverage on any negligence in the preparation of financial communications services materials, translation, information leakage, breach of confidentiality obligations and cybersecurity incidents. Our business is, however, susceptible to risks arising from losses we sustain during the course of our business operations, and we cannot assure you that the insurance policies we have taken out are always able to cover all losses we sustain. In the case of an uninsured loss or a loss in excess of insured limits, including those caused by natural disasters and other events beyond our control, we may be required to pay for losses, damages, and liabilities out of our own funds. For details regarding such risks, refer to “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — Our insurance coverage may be inadequate to protect us from potential losses” of this annual report.

Intellectual Property

As of the date of this annual report, we have registered four trademarks in Hong Kong, which we consider to be material to our business:

Trademark	Place of registration	Trademark number	Owner	Class	Expiry Date
	Hong Kong	305122926	JAN Financial	16, 35, 36	November 25, 2029
	Hong Kong	305122935	JAN Financial	16, 35, 36	November 25, 2029
	Hong Kong	305122944	JAN Financial	16, 35, 36	November 25, 2029
	Hong Kong	305122953	JAN Financial	16, 35, 36	November 25, 2029

In July 2019, a third party asserted an infringement of intellectual property claim against JAN Financial, alleging that the former name of JAN Financial was infringing on the intellectual property right of such third party. As a result, JAN Financial changed its former company name to its current name.

Licenses and Regulatory Approvals

A summary of the laws and regulations applicable to our business and industry is set out in the section headed “Regulations” below. We have obtained all the necessary licenses, permits, and approvals that are material to our business during the years ended December 31, 2022, 2023 and 2024, and up to the date of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations

Regulations Related to Our Business Operations in Hong Kong

Regulations Related to Business Registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. For the years ended December 31, 2022, 2023 and 2024 and as of the date of this annual report, all our subsidiaries in Hong Kong have obtained such business registration certificate.

Regulations Related to Employment and Labor Protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, an employee is generally entitled to, among other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$40 per hour and will increase to HK$42.1 with effect from May 1, 2025) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance.

Any provision of the employment contract that purports to extinguish or reduce the right, benefit, or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (each, a “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment. As of the date of this annual report, the Company believes it has made all contributions required under the MPFSO.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for protection to employees with respect to their safety and health in workplaces. It applies not only to industrial workplaces but also non-industrial.

Under the Occupational Safety and Health Ordinance, every employer must, as far as reasonably practicable, ensure the safety and health at work for all employees by: (a) providing and maintaining plant and systems of work that are safe and without risks to health; (b) making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances; (c) providing such information, instruction, training and supervision as may be necessary to ensure the safety and health at work of the employees; (d) as regards any workplace under the employer’s control, (i) maintaining the workplace in a condition that is safe and without risks to health; and (ii) providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and (e) providing and maintaining a working environment for the employees that is safe and without risks to health. An employer who fails to comply with the above provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and on conviction on indictment, to a fine of HK$10,000,000. Further, an employer who intentionally, knowingly or recklessly fails to comply with these provisions commits an offence and is liable, on summary conviction, to a fine of HK$3,000,000 and to imprisonment for six months, and on conviction on indictment, to a fine of HK$10,000,000 and to imprisonment for two years.

The Commissioner for Labour may serve improvement notices on an employer or an occupier of the workplace against contravention of this ordinance or the Factories and Industrial Undertakings Ordinance (Cap 59 of the Laws of Hong Kong), or suspension notices against an activity or condition or use of workplace where there is an imminent risk of death or serious bodily injury. An employer or occupier who fails to comply with such improvement notices without reasonable excuse commits an offence and is liable on conviction to a fine of HK$400,000 and imprisonment of up to twelve months. An employer or occupier who fails to comply with such suspension notices without reasonable excuse commits an offence and is liable on conviction to a fine of HK$1,000,000, to imprisonment for twelve months, and to a further fine of HK$100,000 for each day or part of a day during which such employer or occupier knowingly and intentionally continues the contravention.

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

The Factories and Industrial Undertaking Ordinance (the “FIUO”) imposes general duties on proprietors of and persons employed at industrial undertakings, including without limitation to cargo and container handling undertakings, factories and other industrial workplaces, to ensure health and safety at work in such undertakings. Proprietor includes any person, body corporate, a firm, an occupier and the agent of such an occupier having the management or control of the business carried on in an industrial undertaking for the time being.

Section 6A(1) of the FIUO provides that “it shall be the duty of every proprietor of an industrial undertaking to ensure, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking.” Contravention of such duty is an offence and is liable to a fine of HK$3,000,000 on summary conviction, and HK$10,000,000 on conviction on indictment. A proprietor willfully contravene with the duty imposed by section 6A(1) without reasonable excuse commits an offence and is liable to a fine of HK$3,000,000 and to imprisonment for six months on summary conviction, and on conviction on indictment, to a fine of HK$10,000,000 and to imprisonment for two years.

There are 30 sets of subsidiary regulations under the FIUO, covering various aspects of hazardous work activities in various workplaces, containing detailed health and safety standards on work situations, plant and machinery, processes and substances.

Regulations Related to Intellectual Property

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance protects recognized categories of literary, dramatic, musical and artistic work, as well as sound recordings, films, broadcasts and cable programs, and typographical arrangement of published editions. Certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner would constitute “primary infringement” of copyright which does not require knowledge of infringement.

In addition, a person may incur civil liability for “secondary infringement” under the Copyright Ordinance if that person possess, sells, lets for hire, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. However, the person will only be liable if, at the time he committed the act, he knew or had reason to believe that he was dealing with infringing copies.

Under section 118 of the Copyright Ordinance, a person commits a criminal offence if he, without the consent of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possess an infringing copy of the work with a view to its being, among others, sold or let for hire by any person for the purpose of or in the course of that trade or business.

Under section 119A of the Copyright Ordinance, there is a provision against copying service business which imposes criminal liability when a person, for the purpose of or in the course of a copying service business, possess a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work. It is a defense for the person charged to prove that he did not know and had no reason to believe that the copy of a copyright work in question was an infringing copy of the copyright law.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong)

The Trade Marks Ordinance provides for the registration, use and protection of trademarks. Under section 18 of the Trade Marks Ordinance, it is provided that a person infringes a registered trademark if the person uses in the course of trade or business a sign which is:

(a)	identical to the trademark in relation to goods or services which are identical to those for which it is registered;

(b)	identical to the trademark in relation to goods or services which are similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;

(c)	similar to the trademark in relation to goods or services which are identical or similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or

(d)	identical or similar mark in relation to goods or services which are not identical or similar to those for which the trademark is registered; the trademark is entitled to protection under the Paris Convention as a well-known trademark; and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of a trademark.

A person shall be treated as a party to any use of the material which infringes the registered trademark if he:

(a)	applies or causes to be applied a registered trademark or a sign similar to a registered trademark to material which is intended to be used for labelling or packaging goods; as a business paper; or for advertising goods or services; and

(b)	at the time the trademark or sign was applied to the material, he knew or had reason to believe that its application to the material was not authorized by the owner of the registered trademark or by a licensee.

Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong unless they are also registered under the Trade Marks Ordinance. Nevertheless, trademarks which are not registered under the Trade Marks Ordinance may still obtain protection by the common law action of passing off, which requires proof of the owner’s reputation in the unregistered trademark and that use of the trademark by third parties will cause damages to the owner.

Regulations and Notices Related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect to capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Regulations Related to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Regulations Related to the China’s Enterprises Income Tax Law

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The BVI, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Regulations Related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Data Protection Act, 2021 of the BVI

BVI Data Protection Laws

We have certain data protection duties under the BVI Data Protection Act, 2021 (the “DPA”).

Privacy Notice

This privacy notice puts our shareholders on notice that through their investment they will be required to provide us with certain personal information which constitutes personal data within the meaning of the DPA.

Investor Data

We will collect, process, use, disclose, retain and secure personal data only to the extent necessary and for lawful purposes to the extent legitimately required to conduct our activities of on an ongoing basis, in order to protect the vital interests of shareholders, as data subjects, for the administration of justice or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

Our shareholders who are natural person will be affected directly. Shareholders who are a corporate shareholder (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to the shareholder for any reason in relation our shareholders’ investment in us, this will be relevant for those individuals and such shareholders should transmit the content of this privacy notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by our shareholders’ interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires our shareholders’ consent), we will contact them.

Why We May Transfer Our shareholders’ Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to our shareholders’ shareholding with the relevant regulatory, tax and governmental authorities. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the BVI or the European Economic Area), who will process our shareholders’ personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the BVI shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify shareholders of any personal data breach that is reasonably likely to result in a risk to our shareholders’ interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Our shareholders have the right to request access to, and correction of, our shareholders’ personal data which we hold which can be exercised by contacting the Company as set out below.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of our shareholders’ personal data or the exercise of any of the rights listed above, please contact us through our website at http://www.janfp.com/ or through phone number (+852) 2158 2888.

C.	Organizational Structure

The charts below illustrate our corporate structure and identifies our subsidiaries as of the date of this annual report:

Name	Background	Ownership

JAN Financial	– A Hong Kong company – Incorporated on February 27, 2019 – Issued share capital of HK$1,000,000 – Engaged in the provision of financial communications services	100% owned by Powell Max

Miracle Media Production Limited	– A Hong Kong company – Incorporated on September 21, 2017 – Issued share capital of HK$1,000,000 – Engaged in the provision of printing, translation, production and maintenance services	100% owned by Powell Max

D.	Property, Plants and Equipment

We do not own any real property.

During the years ended December 31, 2022, 2023 and 2024, we leased the following properties to support our business activities and operations:

No.	Location	Gross floor area (sq.m)	Rent
1.	22/F., Euro Trade Centre, 13-14 Connaught Road Central, Hong Kong	489 (approximate)	HK$284,094 per month (equivalent to approximately US$36,422 per month) (1)

(1)	JAN Financial entered into a lease agreement with an independent third party, pursuant to which JAN Financial leased the premises with a lease term from May 20, 2019 to May 19, 2022, and extended by another lease agreement with the lease term from May 20, 2022 to May 19, 2025. On March 18, 2025, JAN Financial entered into a new lease agreement for an extended term of 2 years from May 20, 2025 to May 19, 2027 at the rent of HK$240,000 per month (equivalent to approximately US$30,769)

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following management discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Item 3. Key Information – D. Risk Factors.” and elsewhere in this annual report. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

A.	Operating Results

OVERVIEW

Founded in 2019, we commenced operations through JAN Financial, our operating subsidiary. We engage in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Our financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. We provide comprehensive services to help our clients to comply with their disclosure and reporting obligations, create, manage and deliver accurate and timely financial communications and manage transaction processes.

In February 2025, we entered into the Acquisition Agreement with Vision Access Enterprises Limited and M Digital Partners Company Limited, to purchase the shares representing all of the issued and outstanding capital of Miracle Media Production Limited, which is principally engaged in the provision of printing and translation services in Hong Kong. Miracle Media Production Limited has become our direct wholly-owned operating subsidiary.

Our clients consist of domestic and international companies listed on the HK Stock Exchange that are subject to the filing and reporting requirements under the HK Listing Rules and the HKSFO, together with companies who are seeking to list on the HK Stock Exchange, as well as their advisors in Hong Kong. In addition, we also provide ancillary financial support services, such as the rental of conference room facilities, for our customers to fulfill their compliance needs.

Our revenue for the years ended December 31, 2022, 2023 and 2024 are HK$37,772,821, HK$49,121,839 and HK$36,461,260 (approximately US$4,693,958), respectively.

MAJOR FACTORS AFFECTING OUR RESULTS OF OPERATIONS

The directors believe that the following major factors may affect our revenues and results of operations:

Economic conditions in Hong Kong

We are headquartered in Hong Kong. All of our revenues were generated in Hong Kong during the years ended December 31, 2022, 2023 and 2024, respectively. Accordingly, if Hong Kong experiences any adverse economic, political or regulatory conditions due to events beyond our control, such as local economic downturn, natural disasters, contagious disease outbreaks, terrorist attacks, or if the government adopts regulations that place restrictions or burdens on us or on our industry in general, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our ability to meet the regulatory requirements to provide financial communications services in Hong Kong

Our clients, companies listed or listing applicants on the HK Stock Exchange, are subject to the relevant laws and regulations and regulatory compliance, in particular HK Listing Rules and HKSFO, under the supervision of the HK Stock Exchange and SFC. Through our operating subsidiaries, we provide financial printing services to facilitate our clients fulfill their regulatory compliance requirements, including, but not limited to, translation services, as any corporate communication must be in both English and Chinese, printing of physical copies and publication of any documents on the HK Stock Exchange’s news website.

Relevant regulatory compliance requirements may evolve over time or become subject to different interpretations by relevant authorities, all of which are out of our control. Any loosening of the relevant regulatory compliance requirements for our clients may adversely affect our business activities. On the other hand, any such change or tightening of regulations and/or requirements may (i) require us to incur additional costs to provide the same services for our client, and (ii) potentially affect our ability to carry on our existing operations.

Competition in the financial communications services industry in Hong Kong

The financial communications services industry in Hong Kong in which we operate is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. There is a significant number of existing market participants in the financial communications services industry in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such as having greater financial resources, better brand recognition and reputation in the market, wider range of value-added services, longer operating histories, and operational presence in more geographic locations. We face keen competition from numerous financial communications services providers, financial printers and language solutions operators, all on different scales in Hong Kong, who have been established in this field much longer than us. New participants may also enter this market given the relatively few barriers to entry. We cannot assure you that we will be able to compete effectively against our industry competitors. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain profitability and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

RESULTS OF OPERATIONS

The following table summarizes our consolidated statements of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes and the unaudited condensed financial statements included elsewhere in this annual report for the years indicated. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

Comparison of the years ended December 31, 2022, 2023 and 2024

	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
Revenue	37,772,821	49,121,839	36,461,260	4,693,958
Cost of sales	(22,217,680)	(25,238,821)	(22,081,030)	(2,842,673)
Gross profit	15,555,141	23,883,018	14,380,230	1,851,285
Other income and gain	1,851,815	54,116	1,952,986	251,425
General and administrative expenses	(10,723,611)	(10,862,255)	(24,854,036)	(3,199,665)
Selling and distribution expenses	(5,250,421)	(4,530,134)	(7,049,538)	(907,545)
Allowance of expected credit loss - trade receivables	(841,051)	(914,788)	(488,640)	(62,908)
Profit/(Loss) from operations	591,873	7,629,957	(16,058,998)	(2,067,408)
Finance costs	(690,476)	(550,714)	(2,015,096)	(259,418)
(Loss)/Profit before income tax	(98,603)	7,079,243	(18,074,094)	(2,326,826)
Income tax expense	-	-	-	-
(Loss)/Profit for the year	(98,603)	7,079,243	(18,074,094)	(2,326,826)

Revenue

Revenue is generated from the provision of financial communications services in Hong Kong.

The following table sets forth types of our revenue for the years indicated:

	Year ended December 31,
	2022		2023		2024
	HK$	% of total revenue	HK$	% of total revenue	HK$	US$	% of total revenue
Provision of corporate financial communications services	34,325,809	90.9	39,133,279	79.7	32,373,844	4,167,751	88.8
IPO financial printing services	3,447,012	9.1	9,988,560	20.3	4,087,416	526,207	11.2
Total revenue	37,772,821	100.0	49,121,839	100.0	36,461,260	4,693,958	100.0

Revenue from corporate financial communications services accounted for 90.9% and 79.7% of our total revenue for the years ended December 31, 2022 and 2023, respectively; while revenue from IPO financial printing services accounted for 9.1% and 20.3% of our total revenue for the years ended December 31, 2022 and 2023, respectively.

Revenue from corporate financial communications services accounted for 79.7% and 88.8% of our total revenue for the years ended December 31, 2023 and 2024, respectively; while revenue from IPO financial printing services accounted for 20.3% and 11.2% of our total revenue for the years ended December 31, 2023 and 2024, respectively.

For the year ended December 31, 2023, we recorded HK$49,121,839 in total revenue compared to HK$37,772,821 for the year ended December 31, 2022, representing a 30.0% increase. The increase in total revenue was primarily attributable to the increase in both the revenue from corporate financial communications services and IPO financial printing services.

For the year ended December 31, 2024, we recorded HK$36,461,260 (approximately US$4,693,958) in total revenue compared to HK$49,121,839 for the year ended December 31, 2023, representing a 25.8% decrease. The decrease in total revenue was primarily attributable to the decrease in both the revenue from corporate financial communications services and IPO financial printing services.

For the year ended December 31, 2023, we recorded HK$39,133,279 in revenue from corporate financial communications services compared to HK$34,235,809 for the year ended December 31, 2022, representing a 14.3% increase. The increase in revenue from corporate financial communications services was primarily attributable to the increase in number of transactions engaged by our customers and hence the increase in financial communications materials processed by us.

For the year ended December 31, 2024, we recorded HK$32,373,844 (US$4,167,751) in revenue from corporate financial communications services compared to HK$39,133,279 for the year ended December 31, 2023, representing a 17.3% decrease. The decrease in revenue from corporate financial communications services was primarily attributable to the decrease in the demand for physical copies of the financial documents, including but not limited to the annual and interim reports, which was due to the expansion of the paperless listing regime of the HK Stock Exchange, with effect from December 31, 2023. In addition, those our clients listed on GEM were further decreased the demand for the corporate financial communications services, which was primarily attributable to the wavier for the publication of first and third quarterly reports of the GEM issuer of the HK Stock Exchange pursuant to the amendment of HK Listing Rules of GEM of the HK Stock Exchange in 2024.

For the year ended December 31, 2023, we recorded HK$9,988,560 in revenue from IPO financial printing services compared to HK$3,447,012 for the year ended December 31, 2022, representing an increase of 1.9 times. The increase in revenue from financial printing services for IPO clients was primarily attributable to the completion of an IPO project successfully listed in the second half of 2023.

For the year ended December 31, 2024, we recorded HK$4,087,416 (US$526,207) in revenue from IPO financial printing services compared to HK$9,988,560 for the year ended December 31, 2023, representing a decrease of 59.1%. The decrease in revenue from financial printing services for IPO clients was primarily attributable to the decrease in the number of on-going IPO jobs on hand in 2024 as compared to 2023, which was affected by the global economic as well as the capital market in Hong Kong.

Cost of sales

Our cost of sales primarily consists of (i) printing costs, (ii) translation costs, (iii) employee benefits expense, and (iv) other production costs. The table below shows the cost of sales for the years indicated.

	Year ended December 31,
	2022		2023		2024
	HK$	% of total cost of sales	HK$	% of total cost of sales	HK$	US$	% of total cost of sales
Printing costs	4,920,419	22.1	5,414,965	21.5	2,701,865	347,834	12.2
Translation costs	8,575,869	38.6	9,484,376	37.5	7,946,906	1,023,070	36.0
Employee benefits expense	8,566,366	38.6	9,843,977	39.0	10,854,440	1,397,381	49.2
Other production costs	155,026	0.7	495,503	2.0	577,819	74,388	2.6
Total cost of sales	22,217,680	100.0	25,238,821	100.0	22,081,030	2,842,673	100.0

Total cost of sales increased from approximately HK$22,217,680 to HK$25,238,821, representing an increase of 13.6%, for the years ended December 31, 2022 and 2023, respectively. The increase was due to an increase in both printing costs and translation costs, as well as an increase in the number of staff and the related costs.

Total cost of sales decreased from approximately HK$25,238,821 to HK$22,081,030 (US$2,842,673), representing a decrease of 12.5%, for the years ended December 31, 2023 and 2024, respectively. The decrease was due to decrease in printing cost and translation cost which was in line with the decrease in total revenue.

For the years ended December 31, 2022 and 2023, (i) translation costs represented 38.6% and 37.5% of total cost of sales; (ii) printing costs represented 22.1% and 21.5% of total cost of sales; (iii) employee benefits expense represented 38.6% and 39.0% of total cost of sales; and (iv) other production costs represented 0.7% and 2.0% of total cost of sales, respectively.

For the years ended December 31, 2023 and 2024, (i) translation costs represented 37.5% and 36.0% of total cost of sales; (ii) printing costs represented 21.5% and 12.2% of total cost of sales; (iii) employee benefits expense represented 39.0% and 49.2% of total cost of sales; and (iv) other production costs represented 2.0% and 2.6% of total cost of sales, respectively.

Translation costs amounted to approximately HK$8,575,869 and HK$9,484,376, representing a 10.6% increase, for the years ended December 31, 2022 and 2023, respectively. The increase in translation costs was in line with the revenue growth, in particular for the completion of an IPO project successfully listed in the second half of 2023.

Translation costs amounted to approximately HK$9,484,376 and HK$7,946,906 (US$1,023,070), representing a 16.2% decrease, for the years ended December 31, 2023 and 2024, respectively. The decrease in translation costs was in line with the decrease in total revenue.

Printing costs amounted to approximately HK$4,920,419 and HK$5,414,965, representing a 10.1% increase, for the years ended December 31, 2022 and 2023, respectively. The increase in printing costs was in line with the revenue growth, in particular for the completion of an IPO project successfully listed in the second half of 2023.

Printing costs amounted to approximately HK$5,414,965 and HK$2,701,865 (US$347,834), representing a 50.1% decrease, for the years ended December 31, 2023 and 2024, respectively. The decrease in printing costs was in line with the decrease in the corporate financial communications service due to the expansion of the paperless listing regime of the HK Stock Exchange, with effect from December 31, 2023, as mentioned in the above revenue section.

Employee benefits expense amounted to approximately HK$8,566,366 and HK$9,843,977, representing a 14.9% increase, for the years ended December 31, 2022 and 2023, respectively. The increase in employee benefits expense was primarily due to the increase of headcount of the production team in order to cope with the revenue growth.

Employee benefits expense amounted to approximately HK$9,843,977 and HK$10,854,440 (US$1,397,381), representing a 10.3% increase, for the years ended December 31, 2023 and 2024, respectively. The increase in employee benefits expense was primarily due to the increase in personnel of the production team during the peak seasons.

Other production costs consist of, among others, complimentary food and beverages for complimentary lounge, typesetting fees, design fees, courier cost and advertising fees. Other production costs amounted to approximately HK$155,026, and HK$495,503, representing an increase of 2.2 times, for the years ended December 31, 2022 and 2023, respectively. The increase in other production costs was primarily due to the increase in the typesetting fee, which the certain typesetting services were handled by third parties. Other production costs amounted to approximately HK$495,503, and HK$577,819 (US$74,388), representing an increase of 16.6%, for the years ended December 31, 2023 and 2024, respectively. The increase in other production costs was primarily due to an increase in payment of typesetting fees by approximately HK$81,000 (US$10,428) as to overcome ad hoc engagement of services.

Gross profit

Our gross profit amounted to approximately HK$15,555,141 and HK$23,883,018, representing a 53.5% increase, for the years ended December 31, 2022 and 2023, respectively. Our gross profit margin increased from 41.2% for the year ended December 31, 2022 to 48.6% for the year ended December 31, 2023 was attributed to (i) the increase in the revenue in 2023, primarily due to the completion of an IPO project leading to the increase in revenue of our IPO financial printing services; and (ii) our effort in cost control in our production team.

Our gross profit amounted to approximately HK$23,883,018 and HK$14,380,230 (US$1,851,285), representing a 39.8% decrease, for the years ended December 31, 2023 and 2024, respectively. Our gross profit margin decreased from 48.6% for the year ended December 31, 2023 to 39.4% for the year ended December 31, 2024 was mainly attributed to (i) decrease in total revenue; and (ii) the increase of employee benefits expense as stated here above.

Other income and gain

Other income and gain mainly consisted of gain on lease modification, government subsidy, bank interest income, and sundry income. Other income and gain amounted to approximately HK$1,851,815 and HK$54,116, representing a 97.1% decrease, for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily attributed by the absence of the lease modification and the government subsidy due to the COVID in 2022.

Other income and gain amounted to approximately HK$54,116 and HK$1,952,986 (US$251,425), representing an increase of 35.1 times, for the years ended December 31, 2023 and 2024, respectively. The increase was primarily attributed by (i) the increase of bank interest income amounted to approximately HK$48,233 and HK$286,321 (US$36,861), representing an increase of 4.9 times for the years ended December 31, 2023 and 2024, respectively, which was due to the increase in the cash level from the proceed of the fund raising activities in 2024; and (ii) the change in fair value on embedded derivative liability of HK$1,623,695 (US$ 209,032) as at December 31, 2024, due to the issuance of US$3.0 million convertible promissory notes in 2024.

General and administrative expenses

The following table sets forth the breakdown of the general and administrative expenses for the years indicated:

	Year ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Issuance expenses	-	-	7,539,921	970,674
Professional services fees	106,000	173,500	6,594,406	848,952
Property related expenses	238,246	247,646	251,696	32,403
Employee benefits expense	2,652,596	3,118,063	3,565,394	459,003
Office expense	943,461	618,568	781,385	100,595
Depreciation of property, plant and equipment	5,046,942	5,015,875	4,444,914	572,230
Office equipment expense	765,882	908,354	800,238	103,022
Directors’ remuneration	623,000	703,000	795,500	102,411
Loss on foreign exchange	-	-	40,200	5,177
Bad debt written-off	347,484	77,249	40,382	5,198
	10,723,611	10,862,255	24,854,036	3,199,665

General and administrative expenses mainly consist of issuance expense, depreciation of property, plant and equipment, employee benefits expense, directors’ remuneration, office expense, office equipment expense, property related expense, professional services fees and loss on foreign exchange and bad debt. General and administrative expenses amounted to approximately HK$10,723,611 and HK$10,862,255, representing a 1.3% increase, for the years ended December 31, 2022 and 2023, respectively. The increase was primarily attributed by (i) the increase in the office equipment expense; and (ii) increase in the number of staff; and partially offset by the decrease in office expenses.

General and administrative expenses amounted to approximately HK$10,862,255 and HK$24,854,036 (US$3,199,665), representing an increase of 1.3 times, for the years ended December 31, 2023 and 2024, respectively. The increase was primarily attributed to the incurrence of issuance expenses, an increase in professional services fees and an increase in employee benefits expense.

Issuance expenses mainly consisted of the professional fee and related expenses relating to the equity line of credit (“ELOC”) under standby equity purchase agreement entered into with YA II PN, Ltd. (the “Investor”) on November 21, 2024, of which pursuant to which the Investor has agreed to purchase up to US$40 million of the Company’s Class A ordinary shares. Issuance expenses amounted to approximately HK$7,539,921 (US$970,674) for the year ended December 31, 2024.

Professional services fees mainly consisted of professional fees incurred upon listing the Company’s shares on Nasdaq, including but not limited to, audit fee and directors and officers liability insurance, legal fees and consultancy fees. Professional services fees amounted to approximately HK$106,000 and HK$173,500, representing a 63.7% increase, for the years ended December 31, 2022 and 2023, respectively. The increase was primarily due to the increase in the legal fees incurred for receivable collection.

Professional services fees amounted to approximately HK$173,500 and HK$6,594,406 (US$848,952), representing an increase of 37.0 times, for the years ended December 31, 2023 and 2024, respectively, which was due to the increase of the audit fee, legal fee and consultancy fee upon listing on Nasdaq in 2024.

Property related expenses amounted to approximately HK$238,246 and HK$247,646, representing a 3.9% increase, for the years ended December 31, 2022 and 2023, respectively, which was relatively stable.

Property related expenses amounted to approximately HK$247,646 and HK$251,696 (US$32,403), representing an increase of 1.6%, for the years ended December 31, 2023 and 2024, respectively, which was relatively stable.

Employee benefits expense (including directors’ remuneration) amounted to approximately HK$3,275,596 and HK$3,821,063, representing a 16.7% increase, for the years ended December 31, 2022 and 2023, respectively. The increase was primarily due to increase in the number of staff.

Employee benefits expense (including directors’ remuneration) amounted to approximately HK$3,821,063 and HK$4,360,894 (US$561,414), representing a 14.1% increase, for the years ended December 31, 2023 and 2024, respectively, which was due to the appointment of Independent Directors and an the increase in accounting staff upon listing on Nasdaq in 2024.

Office expenses amounted to approximately HK$943,461 and HK$618,568, representing a 34.4% decrease, for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily due to tightening cost control measures for office expenses.

Office expenses amounted to approximately HK$618,568 and HK$781,385 (US$100,595), representing a 26.3% increase, for the years ended December 31, 2023 and 2024, respectively. The increase was primarily due to the increase in the miscellaneous office expenses for wear and tear.

Depreciation of property, plant and equipment amounted to approximately HK$5,046,942 and HK$5,015,875, representing a 0.6% decrease, for the years ended December 31, 2022 and 2023, respectively.

Depreciation of property, plant and equipment amounted to approximately HK$5,015,875 and HK$4,444,914 (US$572,230), representing a 11.4% decrease, for the years ended December 31, 2023 and 2024, respectively. The decrease was primarily due to the decrease in lease liabilities when approaching maturities, as the lease will be expired in May 2025.

Office equipment expense amounted to approximately HK$765,882 and HK$908,354, representing a 18.6% increase, for the years ended December 31, 2022 and 2023, respectively. The increase was primarily due to the increase in the expenses on repairs and maintenance.

Office equipment expense amounted to approximately HK$908,354 and HK$800,238 (US$103,021), representing a 11.9% decrease, for the years ended December 31, 2023 and 2024, respectively. The decrease was primarily due to the decrease in the substantial repair work in 2024.

For the year ended December 31, 2024, the loss on foreign exchange amounted to approximately HK$40,200 (US$5,177).

Bad debt written-off amounted to approximately HK$347,484 and HK$77,249, representing a 77.8% decrease, for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily due to the decrease in the 365 days overdue in 2023.

Bad debt written-off amounted to approximately HK$77,249 and HK$40,382 (US$5,198), representing a 47.7% decrease, for the years ended December 31, 2023 and 2024, respectively. The decrease was primarily due to the tighten control on credit policies in 2024, which led to the shortening of the collection process, in particular the long overdue clients.

Selling and distribution expenses

The following table sets forth the breakdown of the selling and distribution expenses for the periods indicated:

	Year ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Advertising and marketing	3,011,032	2,176,131	3,966,013	510,577
Employee benefits expenses	2,239,389	2,354,003	3,083,525	396,968
	5,250,421	4,530,134	7,049,538	907,545

Selling and distribution expenses mainly consist of advertising, marketing and business development expenses and salaries and benefits for sales and marketing staff. Selling and distribution expenses amounted to approximately HK$5,250,421 and HK$4,530,134, representing a 13.7% decrease, for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily attributed by tightening cost control measures for advertising and marketing expenses.

Selling and distribution expenses amounted to approximately HK$4,530,134 and HK$7,049,538 (US$907,545), representing a 55.6% increase, for the years ended December 31, 2023 and 2024, respectively. The increase was primarily attributed by an increase in the number of staff in our sales team and an increase in other expenses on business development and marketing. In light of the reduction of capital market activities in Hong Kong, we have allocated extra resources on sales and marketing with the view to maintain our market presence.

Allowance for expected credit losses for trade receivables

The following table sets forth the breakdown of the allowance for expected credit losses for trade receivables for the years indicated:

	Year ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Allowance for expected credit losses – trade receivables	841,051	914,788	488,640	62,908

Allowance for expected credit losses amounted to approximately HK$841,051 and HK$914,788, representing an 8.8% increase, for the years ended December 31, 2022 and 2023, respectively. The increase was primarily due to (i) the increase in the trade receivables, which was in line with the growth of revenue; and (ii) the deterioration of the financial conditions of our several customers whose trade receivables accounts were overdue in 2023, which led to a greater allowance for expected credit losses being made.

Allowance for expected credit losses amounted to approximately HK$914,788 and HK$488,640 (US$62,908), representing a 46.6% decrease, for the years ended December 31, 2023 and 2024, respectively. The decrease was primarily due to (i) the decrease in the trade receivables, which was in line with the decrease in total revenue; and (ii) the tighten control on the long overdue customers have implemented in 2024, which led to the decrease in allowance for expected credit losses being made.

Finance costs

The following table sets forth the breakdown of the finance costs for the periods indicated:

	Year ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Interest expense on bank borrowings	154,307	179,866	154,980	19,951
Interest expense on lease liabilities	536,169	370,848	211,258	27,196
Interest expenses on convertible promissory notes	-	-	1,648,858	212,271
	690,476	550,714	2,015,096	259,418

Finance costs represent interest expenses on lease liabilities, interest expenses on bank borrowings and interest expenses on convertible promissory notes. Finance costs amounted to approximately HK$690,476 and HK$550,714, representing a 20.2% decrease, for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily due to the decrease in imputed interest from lease liabilities when approaching maturities.

Finance costs amounted to approximately HK$550,714 and HK$2,015,096 (US$259,418), representing an increase of 2.7 times, for the years ended December 31, 2023 and 2024, respectively, which was primarily attributed by the interest expenses on convertible promissory notes in 2024.

The increase was primarily due to the incurrence of interest expenses on convertible promissory notes amounted to approximately HK$1,648,858 (US$212,271) for the year ended December 31, 2024, which was due to the issuance of convertible promissory notes in 2024.

The decrease in interest expense on lease liabilities amounted to approximately HK$536,169 and HK$370,848, representing a 30.8% decrease, for the years ended December 31, 2022 and 2023, respectively. The decrease was primarily due to the decrease in imputed interest from lease liabilities when approaching maturities.

The decrease in interest expense on lease liabilities amounted to approximately HK$370,848 and HK$211,258 (US$27,196), representing a 43.0% decrease, for the years ended December 31, 2023 and 2024, respectively. The decrease was primarily due to the decrease in imputed interest from lease liabilities when approaching maturities.

The increase in interest expense on bank borrowings amounted to approximately HK$154,307 and HK$179,866, representing a 16.6% increase, for the years ended December 31, 2022 and 2023, respectively. The increase was primarily due to the increase in interest rate of bank borrowings in 2023.

The decrease in interest expense on bank borrowings amounted to approximately HK$179,866 and HK$154,980 (US$19,951), representing a 13.8% decrease, for the years ended December 31, 2023 and 2024, respectively. The decrease was primarily due to the decrease in principle loan amount of bank borrowings in 2024.

Income tax

During the years ended December 31, 2022 and 2023, there were no income tax expenses. The Group generated no assessable income for that fiscal year under the local tax regime, after tax adjustments.

During the year ended December 31, 2024, the Group recorded net loss of HK$18,074,094 (US$2,326,826). As the Group had unrecognized tax losses of approximately HK$24,286,000 as of December 31, 2022, HK$14,412,000 as of December 31, 2023 and HK$21,709,000 (US$2,794,778) as of December 31, 2024, respectively, all of which were carried forward and used to offset against the taxable income of the Group for the upcoming years, there was no income tax expenses for that fiscal year.

Net profit/loss

As a result of the foregoing, our net loss for the year ended December 31, 2022 amounted HK$98,603 and net profit for the year ended December 31, 2023 amounted HK$7,079,243.

As a result of the foregoing, our net profit for the year ended December 31, 2023 amounted HK$7,079,243 and net loss for the year ended December 31, 2024 amounted HK$18,074,094 (US$2,326,826).

B.	Liquidity and Capital Resources

As of December 31, 2023, our cash and bank balances amounted to approximately HK$3,660,213, and our current assets were HK$17,170,245, and our current liabilities were HK$37,029,852. For the year ended December 31, 2023, we generated profit for the year of HK$7,079,243 with net operating cash inflows of HK$7,112,687.

As of December 31, 2024, our cash and bank balances amounted to approximately HK$42,222,014 (US$5,435,588), and our current assets were HK$58,318,174 (US$7,507,779), and our current liabilities were HK$40,140,041 (US$5,167,557). For the year ended December 31, 2024, we generated loss for the year of HK$18,074,094 (US$2,326,826) with net operating cash outflows of HK$11,411,411 (US$1,469,086).

In assessing our liquidity, we believe that our current cash and cash flows provided by operating activities and guaranteed loans from banks, will be sufficient to meet our working capital requirements and debt obligations in the next 12 months from the date the audited financial statements are issued. However, if we experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. No assurance can be provided, however, that additional financing, if required, would be available at all or on favourable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows Analysis

Cash Flows for the Years ended December 31, 2022, 2023 and 2024

Our use of cash primarily is related to operating activities and capital expenditure. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
Net cash generated from/(used in) operating activities	5,473,251	7,112,687	(11,411,411)	(1,469,086)
Net cash used in investing activities	(465,347)	(239,074)	(1,204,040)	(155,005)
Net cash (used in)/ generated from financing activities	(4,213,393)	(4,609,403)	51,177,252	6,588,469
Net increase in cash	794,511	2,264,210	38,561,801	4,964,378
Cash and bank balances at beginning of the year	601,492	1,396,003	3,660,213	471,210
Cash and bank balances at end of the year	1,396,003	3,660,213	42,222,014	5,435,588

Operating activities

Our cash inflow from operating activities was principally from the receipt of sales. Our cash outflow used in operating activities was principally for payment of printing costs, translation costs, staff costs and other operating expenses.

For the year ended December 31, 2022, our net cash generated from operating activities was HK$5,473,251, which primarily consisted of our net loss of HK$98,603, adding back the non-cash depreciation expenses of HK$5,046,942, the allowance for expected credit losses of HK$841,051, bad debt written-off of HK$347,484, interest portion of lease liabilities of HK$536,169, and interest expense of bank borrowings of HK$154,307; partially offset by lease modification of HK$921,702 and interest income of HK$1,487; and the increase in trade and other receivables of HK$478,193, increase in trade and other payables of HK$267,665 and decrease in contract liabilities of HK$220,382.

For the year ended December 31, 2023, our net cash generated from operating activities was HK$7,112,687, which primarily consisted of our net profit of HK$7,079,243, adding back the non-cash depreciation expenses of HK$5,015,875, the allowance for the expected credit losses of HK$914,788, bad debt written-off of HK$77,249, interest portion of lease liabilities of HK$370,848 and interest expense of bank borrowings of HK$179,866; partially offset by interest income of HK$48,233; and the increase in trade and other receivables of HK$5,651,207, increase in trade and other payables of HK$957,115 and decrease in contract liabilities of HK$1,782,857.

For the year ended December 31, 2024, our net cash used by operating activities was HK$11,411,411 (US$1,469,086), which primarily consisted of our net loss of HK$18,074,094 (US$2,326,826), adding back the non-cash depreciation expenses of HK$4,444,914 (US$572,230), , the allowance for the expected credit losses of HK$488,640 (US$62,908), bad debt written-off of HK$40,382 (US$5,198), interest portion of lease liabilities of HK$211,258 (US$27,196), interest expense of bank borrowings of HK$154,980 (US$19,951), interest expense of convertible promissory notes of HK$1,648,858 (US$212,271), issuance of shares for service of HK$1,560,000 (US$200,831) and unrealized foreign exchange difference of HK$22,358 (US$2,879); partially offset by interest income of HK$286,321 (US$36,861) and change in fair value on embedded derivative liability of HK$1,623,695 (US$209,032); and the increase in trade and other receivables of HK$4,077,972 (US$524,991), increase in trade and other payables of HK$4,293,607 (US$552,751) and decrease in contract liabilities of HK$214,326 (US$27,591).

Investing activities

For the year ended December 31, 2022, our net cash used in investing activities was HK$465,347, for the purchase of property, plant and equipment of HK$466,834, partially offset by the interest income of HK$1,487.

For the year ended December 31, 2023, our net cash used in investing activities was HK$239,074, which primarily consisted of the purchase of property, plant and equipment of HK$287,307, partially offset by the bank interest income of HK$48,233.

For the year ended December 31, 2024, our net cash used in investing activities was HK$1,204,040 (US$155,005), which primarily consisted of the purchase of property, plant and equipment of HK$1,490,361 (US$191,866), partially offset by the bank interest income of HK$286,321 (US$36,861).

Financing activities

For the year ended December 31, 2022, our net cash used in financing activities was HK$4,213,393 for the repayment of bank borrowings of HK$203,309, and the repayment of lease liabilities of HK$4,010,084.

For the year ended December 31, 2023, our net cash used in financing activities was HK4,609,403, which primarily consisted of the repayment of bank borrowings of HK$886,737, the repayment of the lease liabilities of HK$3,706,727, and the repayment of advance from ultimate beneficial shareholder of HK$15,939.

For the year ended December 31, 2024, our net cash generated from financing activities was HK$51,177,252 (US$6,588,469), which primarily consisted of proceeds from issuance of ordinary shares, net of related expenses, of HK$35,355,982 (US$4,551,666) and proceeds from issuance of convertible promissory notes, net off transaction costs, of HK$20,592,000 (US$2,650,978), partially offset by the repayment of bank borrowings of HK$1,076,946 (US$138,644), and the repayment of the lease liabilities of HK$3,693,784 (US$475,531).

For details of the liquidity risk, please refer to paragraph headed “Item 11. Quantitative and Qualitative Disclosures About Market Risk - Liquidity risk” below.

CONTINGENCIES

The Company is currently not a party to any material legal proceedings, investigation or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is or could become involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

CAPITAL EXPENDITURES

The Group incurred capital expenditure of HK$466,834, HK$287,307 and HK$1,490,361 (US$191,866) for the years ended December 31, 2022, 2023 and 2024, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in our consolidated financial statements included elsewhere in this annual report. We have prepared our consolidated financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information and external market information. Actual results may differ from these estimates.

We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because the information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations. The management determines the most significant estimates relate to (i) allowance for expected credit loss of trade receivables, for which we are required to estimate the collectability of accounts receivable. The estimates were based on a number of factors including historical loss rates and expectations of future conditions, and other factors that may affect our ability to collect from customers; and (ii) fair value of embedded derivative liability on convertible promissory notes, for which we had applied Monte Carlo simulation model to estimate the fair values of the embedded derivative liability. The key inputs contributing to the estimation uncertainty include the Company’s share price volatility, prevailing market interest rate applied to future cash flows of similar debt instruments without the embedded derivatives and valuation results concluded based on the average value under several simulations.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Executive officers	Age	Position
Mr. Tsz Kin Wong	44	Chairman of the Board, Executive Director and Chief Executive Officer
Ms. Kam Lai Kwok	63	Chief Financial Officer
Mr. Kam Fan Jimmy Luk	64	Independent Director
Mr. Chun Kin Norman Hui	45	Independent Director
Ms. Lee Chern Koay	54	Independent Director

Mr. Tsz Kin Wong (“Mr. Wong”), Chairman of the Board and Chief Executive Officer

Mr. Wong has been an executive director of the Company and chairman of the Board since February 2024. He joined the Company in July 2019 as the Chief Operation Officer and was appointed as the Chief Executive Officer in January 2024. Mr. Wong has over 20 years of experience in financial printing and financial communications industry. Prior to joining the Company, Mr. Wong has been serving iPro Financial Press Limited, a financial printing company, from January 2017 to December 2018 with his latest position being an Account Servicing Director. He has also been serving REF Financial Press Limited and iOne Financial Press Limited, all being a financial printing company, from January 2013 to December 2016 and July 2000 to December 2012, respectively, with his latest position being an Account Servicing Manager. Mr. Wong completed his secondary education at Hong Kong’s Aberdeen Technical School in 1998.

Ms. Kam Lai Kwok (“Ms. Kwok”), Chief Financial Officer

Ms. Kwok has been our Chief Financial Officer since October 21, 2024. Ms. Kwok is an associate of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) since January 1997 and has been a fellow member of The Association of Chartered Certified Accountants from November 1996 to December 2022. She has extensive managerial experience in the financial communications and financial printing industry for over 20 years. She served as an executive director of REF Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 1631) during the period between March 2014 and April 2022. During the period between January 2011 and July 2021 and between November 2006 and February 2010, she served as the financial controller and human resources and administration director of REF Financial Press Limited and iOne (Regional) Financial Press Limited, respectively, all of which being financial communications services providers. Ms. Kwok served as a regional financial manager, an accountant and as accounting manager of RR Donnelley Roman Financial Limited, Inter-Cassette (Hong Kong) Limited and The Glorious Sun (Holdings) Limited, respectively during the periods between September 1996 and March 2006, September 1994 and June 1996 and April 1991 and April 1994. Ms. Kwok received a Diploma in Accountancy from The Morrison Hill Technical Institute, Hong Kong in 1982.

Mr. Kam Fan Jimmy Luk (“Mr. Luk”), Independent Director and Chair of Audit Committee

Mr. Luk has been our independent director, chair of the audit committee, a member of the compensation committee as well as the nominating and corporate governance committee since September 4, 2024.

Mr. Luk is a Certified Public Accountant, or CPA, in Hong Kong since 2000 and an associate member of the Hong Kong Institute of Certified Public Accountants since October 1989 and has over 25 years of experience in providing accounting, auditing, business consulting, corporate services and taxation services. During the period between December 1999 until his retirement in May 2020, Mr. Luk has served Deloitte Touche Tohmatsu Ltd., an accounting firm, with his last position as being an audit partner. Mr. Luk is currently an independent non-executive director of Golik Holdings Limited, a company listed on the main board of the HK Stock Exchange, since October 2022.

Mr. Luk received a Bachelor of Arts degree in Economics and Social Studies from the University of Manchester, United Kingdom in July 1982. We believe Mr. Luk is qualified to serve as our director based on his extensive accounting and audit experience.

Mr. Chun Kin Norman Hui (“Mr. Hui”), Independent Director, Chair of Compensation Committee and Nominating and Corporate Governance Committee

Mr. Hui has been our independent director, chair of the compensation committee and the nominating and corporate governance committee, and member of the audit committee since September 4, 2024.

Mr. Hui is a solicitor of the High Court in Hong Kong with over 20 years of experience in corporate finance, mergers and acquisitions and other corporate transactions. He is currently a partner and the head of equity capital markets of Dentons Hong Kong LLP, an international law firm. He was admitted as a solicitor and barrister in New South Wales, Australia in 2004, as a solicitor in Hong Kong in 2005 and as a solicitor in England and Wales in 2006. He is also an international accredited professional mediator since 2022. He also has a focus on financial services, advising funds and asset management clients on regulatory issues, and has extensive experience in general commercial work.

Mr. Hui has been appointed as an Independent Director of Linkers Industries Limited (Nasdaq: LNKS) since March 2024. Mr. Hui has also been serving as a director at Sooning PTY Ltd. since May 2000. He receives a Bachelor of Commerce degree in Accounting and a Bachelor of Laws degree both from the University of New South Wales in May 2001 and May 2002, respectively. We believe Mr. Hui is qualified to serve as our director based on his extensive experience in corporate law and practice as well as his legal background.

Ms. Lee Chern Koay (“Ms. Koay”), Independent Director

Ms. Koay has been our independent director, member of the compensation committee, the nominating and corporate governance committee and the audit committee since September 4, 2024.

Ms. Koay has been a member and a fellow member of the Association of Chartered Certified Accountants since September 1997 and September 2002, respectively. She has over 20 years of experience in audit and accounting. Ms. Koay is currently the financial accountant of Land Real Pty Limited, a property development company in Australia since April 2021. She has served as a financial controller of TEM Electronics (M) Sdn Bhd, a manufacture and sale of wire/cable harnesses and power supply cords assembled products in Malaysia during the period between November 2010 and August 2019, as an executive director of TEM Holdings Limited, its holding company and a company listed on the GEM of the HK Stock Exchange (Stock Code: 8346) between April 2016 and September 2019, and was subsequently designated as a non-executive director from October 2019 until January 2021. During the period between December 2006 and December 2008, Ms. Koey has served as a group financial controller of Pensonic Holdings Berhad, a company listed on the Bursa Malaysia (stock code: 9997) engaging in manufacturing, assembly and distribution of electrical and electronics appliances. During the period between January 2006 and October 2006, Ms. Koay has served as an audit manager of SH Yeoh & Co., an audit firm in Malaysia. During the period between January 2000 and June 2004, Ms. Koay has served as a finance manager of Uptown Alliance (M) Sdn Bhd in Malaysia, a wholly-owned subsidiary of Tiffany & Co. (NYSE: TIF) engaging in high-end retailing. During the period between January 1995 and October 1999, Ms. Koay has served as an assistant manager of PricewaterhouseCoopers Associates Sdn. Bhd., an audit firm in Malaysia. During the period between February 1993 and June 1994, Ms. Koay has served as an audit assistant of BDO Binder, an audit firm in Malaysia.

Ms. Koay receives a graduate certificate from the Association of Chartered Certified Accountants in 1994. We believe Ms. Koay is qualified to serve as our director based on her extensive experience in audit and accounting.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of US$197,200 (including salaries, benefits in kind, bonus and mandatory provident fund) to our directors and executive officers. Our Hong Kong subsidiaries are required by law to contribute amounts equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, we had no outstanding equity awards.

C.	Board Practices

Board of Directors

Our board of directors consists of four directors, comprising our sole executive director Mr. Wong and three independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director.

Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested; in voting in respect to any such matter, such director should take into account his or her directors’ duties. A director may exercise all the powers of the company to borrow money; mortgage its business, property, and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution that the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with our business development and strategy.

Committees of the Board of Directors

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Luk, Mr. Hui, and Ms. Koay, and is chaired by Mr. Luk. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Luk qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Hui, Mr. Luk and Ms. Koay, and is chaired by Mr. Hui. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

●	selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Hui, Mr. Luk and Ms. Koay, and is chaired by Mr. Hui. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined under Rule 3b-4(c) of the Exchange Act. As a result, we are exempt from some of the requirements under the Exchange Act applicable to domestic issuers, and in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Class A Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), but we are required to comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

Under BVI law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. You should refer to “Description of Ordinary Shares — Certain BVI Company Considerations — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Employment Agreements and Indemnification Agreements

We have executed an employment agreement dated as of January 1, 2024 with our Chief Executive Officer, Mr. Wong, and an employment agreement dated as of October 21, 2024 with our Chief Financial Officer, Ms. Kwok. Both Mr. Wong and Ms. Kwok are subject to certain confidentiality and non-competition provisions.

In addition, we entered into agreements with all other independent directors. Pursuant to the agreements, each director has agreed to attend and participate in such number of meetings of the board and of the committees of which he or she may become a member as regularly or specially called and will agree to serve as a director for a year and be up for re-election each year at our annual shareholder meeting. The directors’ services will be compensated by cash under the agreement in an amount determined by the board.

We have also entered into an indemnification agreement with our directors and executive officers, pursuant to which we agreed to indemnify our directors and executive officers against certain liabilities and expenses that he/she may incur in connection with claims made by reason of him/her being our directors or executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We entered into indemnification agreements with each of directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of the company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

D.	Employees

As of December 31, 2022, 2023 and 2024, we had a total number of 44, 55 and 53 full-time employees, respectively, all of whom are based in Hong Kong. The following table sets out a breakdown of our employees by function:

	As of December 31, 2022 (1)	As of December 31, 2023 (1)	As of December 31, 2024 (1)
Management	2	2	2
Administration and human resources	5	6	6
Accounting and finance	2	3	3
Sales and marketing	4	7	8
Production	31	37	34
Total	44	55	53

(1)	The number of employees presented in this table does not include a third-party consultant that we employ, who is based in Hong Kong primarily providing information technology general operations and maintenance.

We believe we maintain a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the years ended December 31, 2022, 2023 and 2024.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our shares.

The calculations in the table below are based on 17,555,345 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares outstanding as of the date of this annual report.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her, subject to applicable community property laws.

We do not have any arrangement for involving the employees in our capital and have not issued any options or shares, or securities granted to our directors and executive officers.

Ordinary Shares beneficially held
Name of Beneficial Owner (1)	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of outstanding Ordinary Shares(2)	Approximate percentage of Voting rights(2)
Directors, director nominees, and executive officers
Mr. Tsz Kin Wong	—	—	—	—%
Mr. Kam Lai Kwok	—	—	—	—%
Mr. Kam Fan Jimmy Luk	—	—	—	—%
Mr. Chun Kin Norman Hui	—	—	—	—%
Ms. Lee Chern Koay	—	—	—	—%
5% or greater shareholders
Ms. Leung(3)	9,597,856	2,000,000	59.3%	86.2%
Bliss On Limited(3)	9,597,856	2,000,000	59.3%	86.2%

Notes:

(1)	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.
(2)	Based on 17,555,345 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares outstanding as of the date of this annual report.
(3)	Represents 9,597,856 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares held by Bliss On Limited, a company incorporated under the laws of the BVI, wholly owned by Ms. Leung. The registered address of The registered address of Bliss On Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, BVI, VG1110.

At each general meeting, holders of our Class A Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Holders of our Class B Ordinary Shares are entitled to twenty (20) votes per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, except as disclosed elsewhere in this annual report, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

Please refer to “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this annual report:

Balances with related parties

	As of December 31,
	2022	2023	2024
	US$	US$	US$
Amount due from a Director
Mr. Wong	515	—	-

	As of December 31,
	2022	2023	2024
	US$	US$	US$
Amount due to an ultimate beneficial shareholder(1)
Ms. Leung	2,266,862	2,391,425	-

Note:-

(1)	On July 19, 2024, a loan settlement agreement was entered by and between the Company and our Controlling Shareholder, pursuant to which our Controlling Shareholder waived the said sum of US$2,391,425 upon the receipt of a promissory note issued to Bliss On Limited for the principal sum of US$2,391,425, which has been automatically converted into 597,856 Class A Ordinary Shares on September 5, 2024.

Names and relationship of related parties

Existing Relationship with the Company
Ms. Leung	Controlling shareholder
Mr. Wong	Chief executive officer, executive director and chairman of the Board

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

During the years ended December 31, 2022, 2023 and 2024, Powell Max and JAN Financial had not distributed any cash dividends or made any other cash distributions.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the BVI Act and our Memorandum and Articles of Association, the holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to compliance with applicable BVI laws regarding solvency.

We are a holding company incorporated in the BVI with no operating revenue or profit of our own. We rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Act (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities, and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing.

A.	Offering and Listing Details

See “-Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The Class A Ordinary Shares have been listed on the Nasdaq Capital Market since September 5, 2024 under the symbol “PMAX.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a BVI business company and our affairs are governed by our Memorandum and Articles and the BVI Act. The following are summaries of material provisions of the Memorandum and Articles, as well as the BVI Act insofar as they relate to the material terms of our Ordinary Shares. The description of our Memorandum and Articles are summaries and are qualified by reference to the Memorandum and the Articles, which have been filed with the SEC as exhibit to this annual report.

General. All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares.

Holders of our Class A Ordinary shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. The Class A Ordinary Shares and the Class B Ordinary Shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions.

Conversion. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares or the transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise by a holder thereof to any person or entity which is neither ultimately controlled by Ms. Leung, our founder, nor another holder of Class B Ordinary Shares or an Affiliate (as defined in the Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. Upon any sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity which is neither ultimately controlled by Ms. Leung nor another holder of Class B Ordinary Shares or an Affiliate (as defined in the Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

Distributions. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of Directors subject to the BVI Act.

Voting rights. Any action required or permitted to be taken by the shareholders must be effected at a duly called general meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share which such shareholder holds and 20 votes for each Class B Ordinary Share which such shareholder holds. Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares shall vote together as a single class, on all matters that require shareholders’ approval.

Qualification. There is currently no shareholding qualification for directors.

Meetings. We must provide not less than seven days’ notice of all meetings of shareholders to those persons whose names appear as shareholders in the register of members on the date of the notice is given and are entitled to vote at the meeting. Our board of directors shall call a meeting of the shareholders upon the written request of shareholders holding at least 30% of voting rights. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver on his part.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the votes of Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day at the same time and place or to such other time and place as the board of directors may determine, and if shareholders representing not less than one-third of the votes of the Ordinary Shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board of directors is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders. There are no provisions in the Articles of Association relating to rights of minority shareholders in relation to fraud or oppression. However, certain remedies are available to shareholders of the Company under the BVI law as summarized below.

The BVI Act contains various mechanism to protect minority shareholders, including:

(i)	Restraining or Compliance Orders: if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the court may, on the application of a member or a director of the company, make an order directing the company or its director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association;

(ii)	Derivative Actions: the court may, on the application of a member of a company, grant leave to that member to:

(aa)	bring proceedings in the name and on behalf of that company; or

(bb)	intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company; and

(iii)	Unfair Prejudice Remedies: a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him, may apply to the court for an order and, if the court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limitation, one or more of the following orders:

(aa)	in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares;

(bb)	requiring the company or any other person to pay compensation to the member;

(cc)	regulating the future conduct of the company’s affairs;

(dd)	amending the memorandum or articles of association of the company;

(ee)	appointing a receiver of the company;

(ff)	appointing a liquidator of the company under section 159(1) of the Insolvency Act;

(gg)	directing the rectification of the records of the company; and

(hh)	setting aside any decision made or action taken by the company or its directors in breach of the BVI Act or the company’s memorandum and articles of association.

(iv)	Personal and Representative Actions: a member is able to bring an action against the company for a breach of a duty owed by the company to member in his capacity as a member. Where a member brings such an action and other members have the same (or substantially the same) action against the company, the court may appoint the first member to represent all or some of the members having the same interest and may make an order:

(aa)	as to the control and conduct of the proceedings;

(bb)	as to the costs of the proceedings; and

(cc)	directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(i)	a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(ii)	a consolidation, if the company is a constituent company;

(iii)	any sale, transfer, lease, exchange or other disposition of more than 50% of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including:

(aa)	a disposition pursuant to an order of the court having jurisdiction in the matter;

(bb)	a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one (1) year after the date of disposition; or

(cc)	a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(iv)	a redemption of 10% or less of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and

(v)	an arrangement, if permitted by the court.

Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

Pre-emptive rights. There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either BVI law or our Memorandum and Articles.

Transfer of Ordinary Shares. Subject to the restrictions in our Memorandum and Articles and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares.

Liquidation. The BVI court has authority under the Insolvency Act of the BVI to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

A BVI company may enter into voluntary liquidation under the BVI Act if it has no liabilities or is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities.

Calls on Ordinary Shares and forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Purchase or redemption of Ordinary Shares. Subject to the provisions of the BVI Act, the board of directors may purchase, redeem or otherwise acquire and hold its own shares on such terms and in such manner as may be determined by our Memorandum and Articles and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Modification of rights. All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to consent in writing of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

To every such separate general meeting all the provisions of the Articles relating to general meetings of shareholders shall, mutatis mutandis, apply, but so that:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the board of directors, or (ii) a majority of the entire board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series);

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum);

(c)	every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)	any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Changes in the number of shares we are authorized to issue and those in issue. We may from time to time by a resolution of shareholders or resolution of our board of directors:

●	amend our Memorandum and Articles to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our Memorandum and Articles, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

●	subject to our Memorandum and Articles, consolidate our authorized and issued shares into a smaller number of shares than our existing number of shares.

Untraceable shareholders. Our Memorandum and Articles contain no provision entitling us to sell the shares of a shareholder who is untraceable.

Inspection of books and records. Members of the general public, on a payment of a nominal fee, can inspect the public records of a company available at the office of the BVI Registrar of Corporate Affairs (the “Registrar”) which will include, inter alia, the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and the records of license fees paid to date.

A director of a BVI company may, on giving reasonable notice, inspect (and make copies of) the documents and records of a BVI company without charge and at a reasonable time specified by the director.

A member of a BVI company may, on giving written notice to a BVI company, inspect the company’s memorandum and articles of association, the register of members, the register of directors and the minutes of meetings and resolutions of members and of those classes of members of which he is a member.

Subject to any provision to the contrary in the company’s memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. The directors shall, as soon as reasonably practicable, notify a member of any exercise of such powers. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company shall keep minutes of all meetings of directors, members, committees of directors and committees of members and copies of all resolutions consented to by directors, members, committees of directors and committees of members. The books, records and minutes required by the BVI Act shall be kept at the office of the BVI registered agent of the company or at such other place as the directors determine.

Rights of non-resident or foreign shareholders. There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares. Our Memorandum and Articles authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued Ordinary Shares, to the extent available, from time to time as our board of directors shall determine.

Certain BVI Company Considerations

Differences in Corporate Law. The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which are applicable to us and the companies incorporated in the state of Delaware and their shareholders.

Mergers and similar arrangements. Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits. The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the BVI courts can issue a restraining or compliance order. Shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

Any shareholder of a company may apply to court for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the court.

Indemnification of directors and executive officers and limitation of liability. BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of directors, officers and any other person, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime.) provided that the indemnified person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties. BVI law provides that every director of a BVI company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, BVI law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes BVI law or the memorandum association or articles of association of the company.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent. Our Memorandum and Articles provide that shareholders may approve corporate matters by way of a resolution approved at a duly constituted meeting of shareholders by the affirmative vote of a simple majority of the votes of those shareholders entitled to vote and voting on the resolution; or a resolution consented to in writing by all of the shareholders entitled to vote thereon.

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals. BVI law and our Memorandum and Article provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting. There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles do not provide for cumulative voting.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors. Our Articles provide that a director may be removed from office by a resolution of shareholders or by resolution of directors. A resolution for the removal of a director may only be passed at a meeting called for the purpose of removing the director or for purposes including the removal of the director.

Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders. The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. Although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that transactions by the Company must be entered into bona fide in the best interests of the company and not with the effect of oppressing or constituting a fraud on the minority shareholders.

Dissolution; Winding Up. As permitted by BVI law and our Memorandum and Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and value of the Company’s assets equals or exceeds its liabilities.

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under our Memorandum and Articles, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied pursuant to consent in writing of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

To every such separate general meeting all the provisions of the Articles relating to general meetings of shareholders shall, mutatis mutandis, apply, but so that:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the board of directors, or (ii) a majority of the entire board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series);

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum);

(c)	every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)	any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Amendment of governing documents. As permitted by BVI law, our Memorandum and Articles may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of our business and other than those described under “Item 4. Information on the Company – A. History and Development of the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

E.	Taxation

The following is a discussion on BVI and Hong Kong income tax consequences of an investment in the Class A Ordinary Shares. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under the BVI and Hong Kong laws.

BVI Taxation

We are not liable to pay any form of taxation in the BVI and all dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition of property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

Hong Kong Profits Taxation

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Class A Ordinary Shares. Generally, gains arising from disposal of the Class A Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Class A Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Class A Ordinary Shares or with respect to the receipt of dividends on their Class A Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Class A Ordinary Shares exists between Hong Kong and the United States.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Class A Ordinary Shares and hold such Class A Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Class A Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Class A Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Class A Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Class A Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Class A Ordinary Shares.

Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Class A Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering), marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Class A Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Class A Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Class A Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Class A Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Class A Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Class A Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Class A Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Class A Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Class A Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Class A Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Class A Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Class A Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Class A Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Class A Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Class A Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our Class A Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Class A Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Class A Ordinary Shares.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Class A Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Class A Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Class A Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Class A Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in BVI will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Class A Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Class A Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Class A Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Class A Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Class A Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class A Ordinary Shares. U.S. Holders who are individual, estate, or trust are encouraged to consult their tax advisors regarding the applicability of this Medicare tax to them.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Class A Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our Class A Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Class A Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-279859) with the SEC to register the issuance and sale of our Class A Ordinary Shares in our initial public offering. We also filed a registration statement on Form F-1 (Registration No. 333-283547) with the SEC to register for the resale of the SEPA Shares.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is April 30.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Credit risk. Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Company minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

Excessive risk concentration. Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Company’s performance to developments affecting a particular industry.

Exposure to credit risk. The Company has no significant concentration of credit risk except for those significant customers disclosed below. The Company has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s revenue:

	For the years ended December 31,
	2022	2023	2024
	HK$	HK$	HK$
Customer A	—	6,136,560	—
	—	6,136,560	—

For the years ended December 31, 2022 and 2024, there is no single customer who represents 10% or more of the Company’s revenue.

Liquidity risk. Liquidity risk refers to the risk that the Company will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Company finances its working capital requirements through a combination of funds generated from operations, shareholder’s loan, and borrowings from banks.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for the next 12 months. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, its operating results continuing to deteriorate and its shareholders unable to provide continued financial support.

The Company maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

Market risk. Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which includes two types of risks from volatility of foreign exchange rates (foreign currency risk), and market interest rates (interest rate risk).

Foreign currency risk. The Company’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Company does not have any formal policy for hedging against foreign currency risk. The Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Company has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily United States Dollar (“USD”).

The Company’s financial assets and liabilities are substantially denominated in HK$ and US$. Since HK$ are pegged to US$, the Company considers the foreign exchange risk of US$ financial assets and liabilities to the Company is not significant.

Interest rate risk. Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises primarily from bank borrowings.

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As of December 31, 2022, 2023 and 2024, if interest rates on bank borrowings had been 50 basis points higher/lower and all other variables were held constant, the Company’s profit/loss for the year would increase/decrease by approximately HK$27,000, HK$23,000 and HK$19,000 (US$2,446), respectively.

For details of the financial risks and capital risks management, please refer to Notes 20 and 23 of the consolidated financial statements for the financial years ended December 31, 2022, 2023 and 2024.

Item 12. Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number No. 333-279859) (the “F-1 Registration Statement”) in relation to our initial public offering of 1,526,515 Ordinary Shares (including the partial exercise of the over-allotment options), at an initial offering price of US$4.00 per Ordinary Share. Our initial public offering was completed in September 2024. WallachBeth Capital, LLC acted as the representative of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on September 4, 2024. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$1.7 million, which included US$0.66 million in underwriting discounts and commissions for the initial public offering and approximately US$1.04 million in other costs and expenses for our initial public offering. We raised approximately US$4.4 million in net proceeds from the issuance of new shares from the initial public offering including the partial exercise of the over-allotment options. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the year covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective due to the material weakness in our internal control over the financial statement closing process.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.”

Changes in Internal Control over Financial Reporting

Other than the remediation of material weaknesses as described above, There has been no change in our internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our board of directors has determined that Mr. Kam Fan Jimmy Luk, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chair of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics.

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website at http://www.janfp.com/.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2023	2024
Audit fees (1)	$272,000	$138,000
Audit related service fees (2)	-	38,000
Total	$272,000	$176,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit related service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with, review and consent of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by WWC, P.C., including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

As a BVI business company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We have not relied on any home country practice exemption as of the date of this annual report. However, we may choose to follow certain home country practices in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Class A Ordinary Shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

Our insider trading policy was adopted by our Board on May 31, 2024, and is exhibited to this annual report.

Item 16K. Cybersecurity.

Risk Management and Strategy. We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — Our business is dependent on information technology and is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.”

Cybersecurity Governance. Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Executive Officer is primarily responsible for assessing and managing our material risks from cybersecurity threats on a day-to-day basis and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

Risk management and strategy. We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is aligned to the Company’s business strategy and shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, strategic, operational, and financial risk. Key elements of our cybersecurity risk management program include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and a third-party risk management process for service providers, suppliers, and vendors.

In the last three fiscal years, the Company has not experienced any material cybersecurity incidents, and expenses incurred from cybersecurity incidents were immaterial.

Governance. As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk at several levels. Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee, which is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements of Powell Max Limited and its subsidiary are included at the end of this annual report.

Item 19. Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Second Amended Memorandum and Articles of Association, as currently in effect
2.1	Registrant’s Specimen certificate evidencing Class A Ordinance Shares (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the SEC on May 31, 2024)
4.1	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the SEC on May 31, 2024)
4.2	Employment Agreement between the registrant and Mr. Tsz Kin Wong, its director and chief executive officer (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 filed with the SEC on May 31, 2024)
4.3	Form of Independent Director Agreement between the registrant and its independent directors (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the SEC on May 31, 2024)
4.4	Employment Agreement between the registrant and Ms. Kam Lai Kwok, its chief financial officer (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on October 21, 2024)
4.5	Lease Contract, by and between Primestar International Limited and JAN Financial, dated as of May 2, 2019 (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the SEC on May 31, 2024)
4.6	Lease Contract, by and between Primestar International Limited and JAN Financial, dated as of January 4, 2022 (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-1 filed with the SEC on May 31, 2024)
4.7*	Lease Contract, by and between Wisely Limited and JAN Financial, dated as of March 18, 2025
4.8	Standby Equity Purchase Agreement, dated as of November 21, 2024, by and between the Company and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on November 25, 2024)
4.9	Registration Rights Agreement, dated as of November 21, 2024, by and between the Company and YA II PN, Ltd. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 6-K filed with the SEC on November 25, 2024)
4.10	Convertible Promissory Note issued to YA II PN, Ltd., dated as of November 21, 2024 (incorporated by reference to Exhibit 10.3 of the Current Report on Form 6-K filed with the SEC on November 25, 2024)
4.11	Finder’s Fee Agreement, dated as of September 10, 2024, by and between the Company and Revere Securities LLC (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the SEC on December 2, 2024)
4.12	Sale and Purchase Agreement, dated as of February 26, 2025, by and between the Company, Vision Access Enterprises Limited and M Digital Partners Company Limited (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on February 27, 2025).
8.1*	List of Subsidiaries
11.1*	Code of Business Conduct and Ethics of the Registrant
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Powell Max Limited

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chief Executive Officer

Date: April 28, 2025

POWELL MAX LIMITED AND ITS SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Powell Max Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Powell Max Limited (the “Company”) and its subsidiary (the “Group”) as of December 31, 2023 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the years for the three-year period ended December 31, 2022, 2023 and 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2024, and the results of its operations and its cash flows in each of the years for the three-year period ended December 31, 2022, 2023 and 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2023.

San Mateo, California
April 28, 2025

POWELL MAX LIMITED AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31
	Note	2023	2024
		HK$	HK$	US$
ASSETS
Non-current assets
Property, plant and equipment	4	5,819,230	4,253,686	547,612
Total non-current assets		5,819,230	4,253,686	547,612

Current assets
Trade and other receivables	5	13,510,032	16,096,160	2,072,191
Cash and bank balances	6	3,660,213	42,222,014	5,435,588
Total current assets		17,170,245	58,318,174	7,507,779

Total assets		22,989,475	62,571,860	8,055,391

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	7	27,376,032	12,990,458	1,672,368
Contract liabilities	8	1,524,761	1,310,435	168,703
Bank borrowings	9	4,767,829	3,845,863	495,110
Lease liabilities	10	3,361,230	1,376,122	177,159
Derivative	11	—	6,756,516	869,822
Convertible promissory notes	11	—	13,860,647	1,784,395
Total current liabilities		37,029,852	40,140,041	5,167,557

Non-current liabilities
Trade and other payables	7	150,000	150,000	19,311
Lease liabilities	10	1,122,591	1,014,182	130,564
Total non-current liabilities		1,272,591	1,164,182	149,875

Total liabilities		38,302,443	41,304,223	5,317,432

Equity attributable to owners of the Company
Share capital*	12	9,750	11,457	1,475
Accumulated losses		(15,680,728)	(33,754,822)	(4,345,537)
Reserves	13	358,010	55,011,002	7,082,021
Total equity		(15,312,968)	21,267,637	2,737,959

Total liabilities and equity		22,989,475	62,571,860	8,055,391

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

		Year ended December 31,
	Note	2022	2023	2024
		HK$	HK$	HK$	US$
Revenue	14	37,772,821	49,121,839	36,461,260	4,693,958
Cost of sales		(22,217,680)	(25,238,821)	(22,081,030)	(2,842,673)
Gross profit		15,555,141	23,883,018	14,380,230	1,851,285

Other income and gain	15	1,851,815	54,116	1,952,986	251,425
General and administrative expenses		(10,723,611)	(10,862,255)	(24,854,036)	(3,199,665)
Selling and distribution expenses		(5,250,421)	(4,530,134)	(7,049,538)	(907,545)
Allowance of expected credit loss - trade receivables		(841,051)	(914,788)	(488,640)	(62,908)

Profit/(Loss) from operations		591,873	7,629,957	(16,058,998)	(2,067,408)
Finance costs	16	(690,476)	(550,714)	(2,015,096)	(259,418)

(Loss)/Profit before income tax		(98,603)	7,079,243	(18,074,094)	(2,326,826)
Income tax expense	17	—	—	—	—
(Loss)/Profit for the year		(98,603)	7,079,243	(18,074,094)	(2,326,826)

Other comprehensive (loss)/income:
Exchange differences on foreign currency translations	13	25,138	(47,378)	48,424	6,234
Total comprehensive (loss)/income for the year		(73,465)	7,031,865	(18,025,670)	(2,320,592)

(Loss)/Earnings per share attributable to owners of the Company
Basic and diluted		(0.01)	0.56	(1.37)	(0.18)

Weighted average number of ordinary shares
Basic and diluted*		12,500,000	12,500,000	13,178,314	13,178,314

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Accumulated losses	Reserves#	Total equity
	HK$	HK$	HK$	HK$
Balance at January 1, 2022*	9,750	(22,661,368)	380,250	(22,271,368)
Loss for the year	—	(98,603)	—	(98,603)
Exchange differences on foreign currency translations	—	—	25,138	25,138
Balance at December 31, 2022	9,750	(22,759,971)	405,388	(22,344,833)
Profit for the year	—	7,079,243	—	7,079,243
Exchange differences on foreign currency translations	—	—	(47,378)	(47,378)
Balance at December 31, 2023	9,750	(15,680,728)	358,010	(15,312,968)
Loss for the year	—	(18,074,094)	—	(18,074,094)
Exchange differences on foreign currency translations	—	—	48,424	48,424
Issuance of Class A ordinary shares for debt conversion	466	—	18,652,649	18,653,115
Issuance of Class A ordinary shares for initial public offering, net of offering expenses	1,113	—	31,279,379	31,280,492
Underwriters’ exercise of over-allotment option	78		3,112,590	3,112,668
Issuance of Class A ordinary shares for commitment fee	50	—	1,559,950	1,560,000
Balance at December 31, 2024	11,457	(33,754,822)	55,011,002	21,267,637
Balance at December 31, 2024 (US$)	1,475	(4,345,537)	7,082,021	2,737,959

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.
#	Reserves consist of foreign currency translation reserve and share premium.

The accompanying notes are an integral part of these consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Note	2022	2023	2024
		HK$	HK$	HK$	US$
Cash flows from operating activities
(Loss)/Profit before income tax		(98,603)	7,079,243	(18,074,094)	(2,326,826)

Adjustments for:
Depreciation of property, plant and equipment	4	5,046,942	5,015,875	4,444,914	572,230
Allowance for expected credit losses – trade receivables	5	841,051	914,788	488,640	62,908
Bad debt written-off	5	347,484	77,249	40,382	5,198
Lease modification		(921,702)	—	—	—
Interest expense – bank borrowings	9	154,307	179,866	154,980	19,951
Interest expense – lease liabilities	10	536,169	370,848	211,258	27,196
Interest expense – convertible promissory notes	11	—	—	1,648,858	212,271
Change in fair value on embedded derivative liability	11	—	—	(1,623,695)	(209,032)
Interest income	15	(1,487)	(48,233)	(286,321)	(36,861)
Issuance of ordinary shares for commitment fee		—	—	1,560,000	200,831
Unrealized foreign exchange difference, net		—	—	22,358	2,879
Operating cash flows before working capital changes		5,904,161	13,589,636	(11,412,720)	(1,469,255)

Changes in working capital:
Trade and other receivables		(478,193)	(5,651,207)	(4,077,972)	(524,991)
Trade and other payables		267,665	957,115	4,293,607	552,751
Contract liabilities	8	(220,382)	(1,782,857)	(214,326)	(27,591)
Net cash generated from/(used in) operating activities		5,473,251	7,112,687	(11,411,411)	(1,469,086)

Cash flows from investing activities
Interest income	15	1,487	48,233	286,321	36,861
Purchase of property, plant and equipment	4	(466,834)	(287,307)	(1,490,361)	(191,866)
Net cash used in investing activities		(465,347)	(239,074)	(1,204,040)	(155,005)

Cash flows from financing activities
Advance from ultimate beneficial shareholder	1	—	(15,939)	—	—
Interest paid		(154,307)	(179,866)	(154,980)	(19,952)
Repayment of bank borrowings		(49,002)	(706,871)	(921,966)	(118,692)
Repayment of lease liabilities		(4,010,084)	(3,706,727)	(3,693,784)	(475,531)
Proceeds from issuance of ordinary shares, net of offering expenses		—	—	32,243,314	4,150,947
Proceeds from underwriters’ exercise of over-allotment option		—	—	3,112,668	400,719
Proceeds from issuance of convertible promissory notes, net of transaction costs		—	—	20,592,000	2,650,978
Net cash (used in)/generated from financing activities		(4,213,393)	(4,609,403)	51,177,252	6,588,469

Net change in cash and bank balances		794,511	2,264,210	38,561,801	4,964,378
Cash and bank balances at beginning of year		601,492	1,396,003	3,660,213	471,210
Cash and bank balances at end of year		1,396,003	3,660,213	42,222,014	5,435,588

The accompanying notes are an integral part of these consolidated financial statements.

A reconciliation of liabilities arising from financing activities as follows:

			Non-cash changes
	January 1	Cash flows	Lease modification	Interest expense	Additions/ (Reduction)	December 31
	HK$	HK$	HK$	HK$	HK$	HK$
2024
Bank borrowings	4,767,829	(1,076,946)	—	154,980	—	3,845,863
Lease liabilities	4,483,821	(3,693,784)	—	211,258	1,389,009	2,390,304
Convertible promissory notes	—	20,592,000	—	1,648,858	(8,380,211)	13,860,647
	9,251,650	15,821,270	—	2,015,096	(6,991,202)	20,096,814
2023
Bank borrowings	5,474,700	(886,737)	—	179,866	—	4,767,829
Lease liabilities	7,819,700	(3,706,727)	—	370,848	—	4,483,821
	13,294,400	(4,593,464)	—	550,714	—	9,251,650
2022
Bank borrowings	5,523,702	(203,309)	—	154,307	—	5,474,700
Lease liabilities	9,801,740	(4,010,084)	(921,702)	536,169	2,413,577	7,819,700
	15,325,442	(4,213,393)	(921,702)	690,476	2,413,577	13,294,400

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

Powell Max Limited (the “Company” or “Powell Max”) was incorporated in the British Virgin Islands on January 8, 2019 and its registered office at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110. The principal place of business of the Company is 22/F, Euro Trade Centre, No. 13-14 Connaught Road Central, Central, Hong Kong.

These consolidated financial statements comprise the Company and its subsidiary (the “Group”).

The principal activity of the Company is investment holding. The principal activity of the subsidiary is disclosed below.

The details of its subsidiary are as follows:

Name of subsidiary (Country of incorporation		Percentage of effective ownership held by the Company December 31,
and principal place of business)	Principal activities	2022	2023	2024
JAN Financial Press Limited (“JAN Financial”) (Hong Kong)	Provision of financial printing services	100%	100%	100%

There have been no significant changes in the nature of these activities during the years ended December 31, 2022, 2023 and 2024.

Organization

Reorganization

The holding company, Powell Max, was incorporated under the laws of the BVI, with 50,000 ordinary shares issued and allotted to our ultimate beneficial shareholder, Ms. Leung Po Man Stella (“Ms. Leung” or “Controlling Shareholder”).

For the purpose of the Company’s initial listing of its ordinary shares, the Group has performed a series of reorganization transactions (the “Reorganization”) as described below:

On January 19, 2024, the Company completed its group reorganization of entities under the common control of Ms. Leung, who collectively owned all the equity interests of Powell Max. Ms. Leung, who is the existing shareholder of Powell Max, entered into a share swap arrangement with Bliss On Limited (“Bliss On”), a company incorporated under the laws of the BVI, and wholly-owned by Ms. Leung, to transfer her existing 50,000 ordinary shares in Powell Max, representing the entire issued shares in Powell Max to Bliss On, in consideration of Bliss On issuing one additional ordinary share to Ms. Leung. Subsequent to the share swap arrangement, Bliss On became the shareholder of Powell Max, which in turn also owned all the equity interest of JAN Financial. The economic interests for Ms. Leung remain the same before and after the Reorganization.

As the Company and its subsidiary were under the same control of Ms. Leung and their entire equity interests were also ultimately held by Ms. Leung immediately prior to the Reorganization, the consolidated financial statements are prepared on the basis as if the Reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

On February 5, 2024, Powell Max undertake a share subdivision exercise whereby every authorized and issued ordinary share with a par value of US$1.00 be subdivided into 10,000 ordinary shares with a par value of US$0.0001 each. Following the subdivision exercise, Powell Max increased its authorized share capital to 500,000,000 ordinary shares, par value US$0.0001 each, with 500,000,000 ordinary shares issued and allotted to Bliss On.

Immediately after the share subdivision exercise, Bliss On surrendered 487,500,000 ordinary shares to Powell Max for cancellation for no consideration. As a result, Powell Max has 12,500,000 ordinary shares issued and outstanding.

The 12,500,000 ordinary shares were re-designated and re-classified into 10,500,000 Class A ordinary shares and 2,000,000 Class B ordinary shares. The ordinary shares are presented on a retroactive basis to reflect the Reorganization and subsequent share subdivision and share cancellation completed on February 5, 2024.

Debt Conversion

On July 19, 2024, a loan settlement agreement was entered by and between the Company and the Controlling Shareholder, pursuant to which the Controlling Shareholder waived the outstanding balance of HK$18,679,181 (US$2,391,425) as of December 31, 2023, upon the receipt of the promissory note issued to Bliss On for the principal sum of HK$18,679,181 (US$2,391,425), which will be converted into Class A ordinary shares of the Company at the same price as the offer price in the initial public offering (the “Offer Price”) per Class A ordinary share automatically prior to the trading of the Class A ordinary shares on Nasdaq Capital Market.

On September 4, 2024, 597,856 Class A ordinary shares were issued to Bliss On upon automatic conversion of the promissory note at the Offer Price of US$4.00 per Class A ordinary share.

Initial Public Offering

On September 5, 2024, the Company completed the initial public offering and listed its Class A ordinary shares on the Nasdaq Capital Market under the symbol “PMAX”. With the initial public offering, the Company received aggregate gross proceeds of US$5,707,000, prior to deducting underwriting discounts and other offering expenses and a total of 1,426,750 Class A ordinary shares were issued.

On October 2, 2024, the representative of the underwriters of the initial public offering partially exercised the over-allotment option to purchase an additional 99,765 Class A ordinary shares of the Company. As a result of which, the Company received additional aggregate gross proceeds of US$399,000.

Standby Equity Purchase Agreement

On November 21, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd. (the “Investor” or “YA”), pursuant to which the Investor has agreed to purchase up to US$40 million of the Company’s Class A ordinary shares, par value of US$0.0001 per share over the course of 36 months (each an “Advance”) after the date of the SEPA upon notice from the Company from time to time.

In accordance with the SEPA, the Company paid the Investor a structuring fee of US$25,000 and issued 63,898 Class A ordinary shares to the Investor at the issue price of US$3.13 per Class A ordinary share, in settlement of 50% of the commitment fee, on December 23, 2024.

2.	Material accounting policy information

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board under the historical cost convention, except as disclosed in the accounting policies below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

In the current year, the Group has adopted all the new and revised IFRS that are relevant to its operations and effective for annual periods beginning on or after January 1, 2024. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS. The adoption of these new or amended IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these financial statements, certain IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the consolidated financial statements of the Group in the period of their initial adoption.

2.2	Revenue

Revenue from rendering of a distinct service in the ordinary course of business is recognized when the Group satisfies a performance obligation by transferring “control” of a distinct service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised distinct service. The individual standalone selling price of a service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to service with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised distinct service. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Group uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Group satisfies a performance obligation

The Group recognizes revenue when a performance obligation is satisfied, i.e., when the customer obtains control of the distinct service.

Revenue from corporate financial communications services

Revenue from corporate financial communications comprised of printing, publishing and distribution of quarterly and annual financial reports, corporate announcements, circulars and proxy statements. These services require the Group’s expertise in typesetting, design, layout, artwork, translation, uploading, printing, publishing, and distributing.

Corporate financial communication services comprised of printing, publishing and distribution of quarterly and annual financial reports, corporate announcements, circulars and proxy statements. These services require the Group’s expertise in typesetting, design, layout, artwork, translation, uploading, printing, publishing, and distributing.

For listed company customers, revenue from the production of quarterly reports, annual reports, circulars, and proxy statements are recognized at the point in time when each of the individual products are uploaded to the e-submission system of the Stock Exchange of Hong Kong Limited (“HK Stock Exchange”). At the point of submission, the customer has obtained substantially all of the remaining benefits of the service and there’s no unfulfilled obligation from the Group.

For non-listed company customers, the Group provides translation services. Revenue for this service is recognized at a point in time upon electronic delivery of the translated document to the customer.

No element of financing is deemed present as typical payment terms range from 30 to 45 days from the date of issuance of invoice.

Revenue from IPO financial printing services

The revenue from IPO financial printing services related to customers seeking to list on the HK Stock Exchange. Revenue from the provision of IPO financial printing services may include the following — printing and binding, translation, typesetting, proofreading, artwork design and publishing.

A contract asset represents the Group’s right to consideration in exchange for services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due. A contract liability represents the Group’s obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

There will be a contract entered between the Group and the IPO customer, in which the contract will stipulate the terms and conditions of the IPO financial printing services, including the billing milestones. The IPO financial printing services fee is non-refundable, and the Group is entitled to receive upfront downpayment (1st milestone payment) upon signing the contract. The upfront downpayment is recorded as a contract liability and will be recognized as revenue when the Group fulfilled its first performance obligation.

The provision of IPO financial printing services contract includes two distinct performance obligations, as each performance obligation constitutes a distinct benefit to the customer. The 1st performance obligation is fulfilled when the first submission of the customer’s listing documents i.e. the prospectus, to the HK Stock Exchange, which corresponds to the Group’s entitlement to the 2nd milestone payment, and the 2nd performance obligation is fulfilled when the customer’s listing documents is approved, and the customer is successfully listed on the HK Stock Exchange, which corresponds to the Group’s entitlement to the 3rd milestone payment.

For the provision of IPO financial printing services, revenue is recognized at a point in time upon the completion of each performance obligation. The completion of the 1st performance obligation is evidenced by the date of e-submission of the customer’s filing on the HK Stock Exchange and the completion of the 2nd performance obligation is evidenced by customer’s successful listing on the HK Stock Exchange.

In certain circumstances, customers may decide to terminate the IPO listing process prior to submission of customer listing documents, i.e. the prospectus. Under these circumstances, the upfront deposits received by the Group are non-refundable, and will be recognized as revenue immediately. Evidence of the termination of the listing process is via written correspondence from the customer.

No element of financing is deemed present as typical payment terms range from 30 to 45 days from the date of issuance of invoice.

2.3	Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the consolidated financial statements;

●	The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Acquisition

The acquisition method of accounting is used to account for business combinations entered by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred over the (b) fair value of the identifiable net assets acquired is recorded as goodwill, if any.

Disposals

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

2.4	Foreign currency translations and balances

Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company incorporated in BVI is United States Dollar (“USD”), and the operating subsidiary incorporated in Hong Kong is Hong Kong Dollar (“HKD”). The consolidated financial statements are presented in Hong Kong dollars, which is the reporting currency of the Company.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

2.5	Convenience translation

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income, and consolidated statements of cash flows from Hong Kong Dollar (“HK$” or “HKD”) into United States Dollar (“US$” or “USD”) as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon middle rate of US$1 — HK$ 7.7677, as published in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2024. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

2.6	Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

For the purpose of internal reporting and management’s operation review, the chief operating decision maker and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one reportable operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in Hong Kong, substantially all income is earned and substantially all expenses are incurred in Hong Kong, accordingly, no geographical segments are presented.

2.7	Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

The projected cost of dismantlement, removal or restoration is also recognized as part of the cost of property, plant and equipment if the obligation for the dismantlement, removal or restoration is incurred as a consequence of either acquiring the asset or using the asset for purpose other than to produce inventories.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Office equipment	5 years
Leasehold improvement	5 years
Leasehold premises	Over lease term

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

The residual values, useful lives and depreciation method are reviewed at the end of each reporting year, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

2.8	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.9	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in profit or loss.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss.

2.10	Financial instruments

Financial assets

Classification and measurement

Group classifies its financial assets in the following measurement categories:

●	Amortized cost;

●	Fair value through other comprehensive income (FVOCI); and

●	Fair value through profit or loss (FVPL).

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

At subsequent measurement

Debt instruments

Debt instruments mainly comprise of cash and bank balances and trade and other receivables.

There are three subsequent measurement categories, depending on the Group’s business model for managing the assets and the cash flow characteristics of the asset:

●	Amortized cost: Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

●	FVOCI: Debt instruments that are held for collection of contractual cash flows and for sale, and where the assets’ cash flows represent solely payments of principal and interest, are classified as FVOCI. Movements in fair values are recognized in Other Comprehensive Income (OCI) and accumulated in fair value reserve, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and presented in “other gains and losses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”.

●	FVPL: Debt instruments that are held for trading as well as those that do not meet the criteria for classification as amortized cost or FVOCI are classified as FVPL. Movement in fair values and interest income is recognized in profit or loss in the period in which it arises and presented in “other gains and losses”.

Impairment

The Group recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL is based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL is recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL is provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 365 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Group commits to purchase or sell the asset.

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

Offsetting of financial instruments

A financial asset and a financial liability shall be offset and the net amount presented in the consolidated statements of financial position when, and only when, an entity (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

Convertible promissory notes

The Group classifies the convertible promissory notes it issues in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The Group accounted for the convertible promissory notes as a hybrid instrument as it contains an embedded derivative and a non-derivative debt host. An embedded derivative causes some of the cash flows of the hybrid instrument vary in a way similar to a stand-alone derivative. An embedded derivative that is required to be separated from the host contract (that is, if it is not closely related to the host contract) is carried at fair value, with changes in fair value recognized through profit or loss. The host contract’s carrying value at initial recognition is the difference between the fair value of the entire instrument as a whole and the embedded derivative’s fair value. In the case where the fair value of the embedded derivative cannot be determined reliably on the basis of its terms and conditions, the fair value of the embedded derivative is measured as the difference between the fair value of the entire instrument and the fair value of the host contract. The host contract, as a financial liability, is subsequently measured at amortized cost using the effective interest method. Any directly attributable transaction costs and debt discount are allocated to the host contract.

Interest related to the financial liability is recognized in profit or loss. Upon conversion, the financial liability and the associated derivative liability are reclassified to equity and no gain or loss will be recognized. Convertible notes containing conversion options accounted for as embedded derivatives are classified as current liabilities as the Group does not have the right to deter settlement for at least 12 months after the reporting date.

Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. Changes in fair value of derivatives are recognized in profit or loss.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.11	Leases

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “property, plant and equipment”.

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

●	Amounts expected to be payable under residual value guarantees;

●	The exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

●	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contain both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;

●	There is a change in the Group’s assessment of whether it will exercise an extension option; or

●	There is a modification in the scope or the consideration of the lease that was not part of the original term.

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term and low-value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

2.12	Income tax

The tax expense for the period comprises current tax and deferred tax. Tax is recognized in the combined statement of comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiary except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiary only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.13	Trade receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost, using the effective interest method and including an allowance for expected credit losses.

2.14	Trade payables

Trade payables and accrual represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

2.15	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provisions for asset dismantlement, removal or restoration are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amounts have been reliably estimated.

The Group recognizes the estimated costs of dismantlement, removal or restoration of items of Property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money.

2.16	Employee benefits

Defined contribution plans

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “MPF Scheme”) set up pursuant to the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the consolidated statements of comprehensive income as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administrated fund. The Group’s employer contributions vest fully with the employees when contributed to the MPF Scheme, except for the Group’s employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to vesting fully in the contributions, in accordance with the rules of the MPF Scheme.

The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as an employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.17	Cash and bank balances

Cash and bank balances in the consolidated statements of financial position comprise bank balances and short-term deposits which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

2.18	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the capital reserve account.

2.19	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

2.20	Related party

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Company.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

3.	Significant accounting judgments and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Management is of opinion that there is no significant judgement made that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial years.

Key source of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Allowance for ECL of trade receivables

The Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the ECL for trade receivables. The ECL rates are based on the Group’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Group assesses, for example, the country default risk. The Group adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

The carrying amount of the Group’s trade receivables as of December 31, 2024 is HK$7,814,036 (2023: HK$10,861,054).

Fair value of embedded derivative liability on convertible promissory notes

Embedded derivative liability are measured at fair value at initial recognition and designated to be measured subsequently at fair value through profit or loss. The fair value of the embedded derivative liability is determined first with the residual value being assigned to the host debt liability. The Group had applied Monte Carlo simulation model to estimate the fair value of the embedded derivative liability. The key inputs contributing to the estimation uncertainty include the Company’s share price volatility, prevailing market interest rate applied to future cash flows of similar debt instruments without the embedded derivatives and valuation results concluded based on the average value under several simulations.

4.	Property, plant and equipment

	Office equipment	Leasehold improvements	Leasehold premises	Total	Total
	HK$	HK$	HK$	HK$	US$
Cost
Balance at January 1, 2023	4,891,370	4,253,116	9,545,279	18,689,765	2,406,088
Additions	248,760	38,547	—	287,307	36,987
Balance at December 31, 2023	5,140,130	4,291,663	9,545,279	18,977,072	2,443,075
Additions	2,879,370	—	—	2,879,370	370,685
Balance at December 31, 2024	8,019,500	4,291,663	9,545,279	21,856,442	2,813,760

Accumulated depreciation
Balance at January 1, 2023	2,966,946	2,977,181	2,197,840	8,141,967	1,048,183
Depreciation	997,067	857,048	3,161,760	5,015,875	645,735
Balance at December 31, 2023	3,964,013	3,834,229	5,359,600	13,157,842	1,693,918
Depreciation	870,133	433,021	3,141,760	4,444,914	572,230
Balance at December 31, 2024	4,834,146	4,267,250	8,501,360	17,602,756	2,266,148

Carrying amount
Balance at December 31, 2023	1,176,117	457,434	4,185,679	5,819,230	749,157

Balance at December 31, 2024	3,185,354	24,413	1,043,919	4,253,686	547,612

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class. Details of such leased assets are disclosed in Note 10 to the consolidated financial statements.

5.	Trade and other receivables

	As of December 31,
	2023	2024
	HK$	HK$	US$
Trade receivables – third parties	12,675,669	10,117,291	1,302,482
Less: Allowance for expected credit losses – trade receivables	(1,814,615)	(2,303,255)	(296,518)
	10,861,054	7,814,036	1,005,964
Other receivables	128,887	195,323	25,146
Prepayments	414,449	567,636	73,077
Deposits	1,142,820	1,096,815	141,202
Deferred initial public offering expense	962,822	—	—
Prepayment of issuance costs	—	6,422,350	826,802
	13,510,032	16,096,160	2,072,191

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 45 days (2023: 30 to 45 days) credit terms.

Deferred initial public offering expense is charged against gross proceeds of the initial public offering when the Company completed its initial public offering and listed its Class A ordinary shares on Nasdaq on September 5, 2024.

Prepayment of issuance costs are professional fees that are directly attributable to the preparation of the SEPA (Note 11).

The movement in allowance for expected credit losses — trade receivables computed based on lifetime ECL was as follows:

	As of December 31,
	2023	2024
	HK$	HK$	US$
At beginning of financial year	(899,827)	(1,814,615)	(233,610)
Allowance made for:
– Credit impaired receivables	(815,007)	(307,118)	(39,539)
– Non-credit impaired receivables	(99,781)	(181,522)	(23,369)
At end of financial year	(1,814,615)	(2,303,255)	(296,518)

The currency profiles of the Group’s trade and other receivables as at the end of each reporting year are as follows:

	As of December 31,
	2023	2024
	HK$	HK$	US$
Hong Kong Dollar	12,947,723	9,673,810	1,245,389
United States Dollar	562,309	6,422,350	826,802
	13,510,032	16,096,160	2,072,191

6.	Cash and bank balances

	As of December 31,
	2023	2024
	HK$	HK$	US$
Cash at banks	3,660,213	30,522,014	3,929,350
Short-term fixed deposits	—	11,700,000	1,506,238
Cash and bank balances	3,660,213	42,222,014	5,435,588

Short-term fixed deposits

Short-term fixed deposits are placed with financial institutions for a tenure of 30 days (2023: Nil), maturing on January 3, 2025, and bear effective interest rate of 4.4% per annum (2023: Nil).

The currency profiles of the Group’s cash and bank balances as at the end of each reporting year are as follows:

	As of December 31,
	2023	2024
	HK$	HK$	US$
Hong Kong Dollar	3,660,213	1,442,164	185,662
United States Dollar	—	40,779,850	5,249,926
	3,660,213	42,222,014	5,435,588

7.	Trade and other payables

	As of December 31,
	2023	2024
	HK$	HK$	US$
Non-current
Provision	150,000	150,000	19,311

Current
Trade payables – third parties	7,223,067	7,229,939	930,770
Other payables	29,500	3,162,303	407,109
Amount due to ultimate beneficial shareholder	18,679,181	—	—
Accruals	1,444,284	2,598,216	334,489
	27,376,032	12,990,458	1,672,368

Trade payables are non-interest bearing and normally settled on 30 to 90 days (2023: 30 to 90 days) credit terms.

The amount due to ultimate beneficial shareholder is non-trade in nature, unsecured, non-interest bearing and payable on demand. The outstanding balance as of December 31, 2023 amounted to HK$18,679,181 have been fully converted into the Class A ordinary shares on September 4, 2024 (Note 1).

As of December 31, 2024, other payables primarily consist of payable for the transaction costs incurred for the SEPA.

Accruals consist of the accrued staff costs and benefits, professional fees, accrued translation services, utility bills and others.

Provision pertained to estimated costs of dismantlement, removal or restoration of leased properties to its original condition as stipulated in the terms and conditions of the lease contracts.

The currency profiles of the Group’s trade and other payables as at the end of each reporting year are as follows:

	As of December 31,
	2023	2024
	HK$	HK$	US$
Hong Kong Dollar	27,376,032	9,892,666	1,273,564
United States Dollar	—	3,097,792	398,804
	27,376,032	12,990,458	1,672,368

8.	Contract liabilities

The movement in contract liabilities was as follows:

	As of December 31,
	2023	2024
	HK$	HK$	US$
At beginning of the financial year	3,307,618	1,524,761	196,295
Receipts from customers	2,642,000	3,468,100	446,477
Revenue recognized during the year	(4,424,857)	(3,682,426)	(474,069)
At end of the financial year	1,524,761	1,310,435	168,703

The contract liabilities primarily related to Group’s obligation to transfer serviced to customers for which the Group has received advances from customers for financial printing services in relation to financial documents, IPO project related documents and all other compliance documents. Contract liabilities are recognized as revenue upon satisfaction of performance obligations for which consideration has been received in advances.

Unsatisfied performance obligations

	As of December 31,
	2023	2024
	HK$	HK$	US$
Aggregate amount of the transaction price allocated to contracts that are partially or fully unsatisfied as the end of financial year	2,252,000	2,680,400	345,070

Management expects that the aggregate amount of the transaction price allocated to unsatisfied performance obligations as of December 31, 2024 will be recognized as revenue as the Group continues to perform the IPO financial printing services to completion, which is expected to occur within the next 12 months (2023: 12 months). The amount disclosed above does not include variable consideration which is subject to significant risk of reversal.

9.	Bank borrowings

	Principal	Interest	Maturity	As of December 31,
Type	amount	rates	date	2023	2024
	HK	(per annum)		HK$	HK$	US$
Term loan I	4,000,000	3.125% to 3.625%	May 19, 2028	2,881,581	2,268,207	292,005
Term loan II	1,000,000	3.125% to 3.625%	March 14, 2029	886,248	729,946	93,972
Term loan III	1,000,000	3.125% to 3.625%	December 27, 2029	1,000,000	847,710	109,133
				4,767,829	3,845,863	495,110

The Group entered into several banking facilities (as renewed or supplemented where required) with a bank in Hong Kong. The portion of term loans due for repayment after one year is subject to repayment on demand clause and has been classified as current liabilities.

The term loans are secured by guarantees issued by The Hong Kong Mortgage Corporation Limited and personal guarantee by the ultimate beneficial shareholder.

The Group’s bank borrowings are all denominated in Hong Kong dollar.

10.	Lease liabilities

Group as a lessee

The Group has lease contracts for leasehold premises and office equipment. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subleasing the leased assets.

Carrying amount of right-of-use assets presented within property, plant and equipment

	Leasehold premises	Office equipment	Total	Total
	HK$	HK$	HK$	US$
At January 1, 2023	7,347,439	363,381	7,710,820	992,677
Depreciation	(3,161,760)	(256,505)	(3,418,265)	(440,062)
At December 31, 2023	4,185,679	106,876	4,292,555	552,615
Additions	—	1,389,009	1,389,009	178,819
Depreciation	(3,141,760)	(245,777)	(3,387,537)	(436,105)
At December 31, 2024	1,043,919	1,250,108	2,294,027	295,329

Lease liabilities

The carrying amount of lease liabilities and the movement during the financial year are disclosed elsewhere in the consolidated financial statements, and the maturity analysis of lease liabilities is disclosed in Note 20. The incremental borrowing rate used to measure the lease liabilities at the lease commencement date is 5.88% (2023: 5.88%).

	As of December 31,
	2023	2024
	HK$	HK$	US$
Current	3,361,230	1,376,122	177,159
Non-current	1,122,591	1,014,182	130,564
	4,483,821	2,390,304	307,723

Amounts recognized in profit or loss

	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
Depreciation of right-of-use assets	3,537,962	3,418,265	3,387,537	436,106
Interest expense on lease liabilities (Note 16)	536,169	370,848	211,258	27,196
	4,074,131	3,789,113	3,598,795	463,302

Total cash outflows

The Group had total cash outflows for leases of HK$4,010,084, HK$3,706,727 and HK$3,693,784 (US$475,531) for the years ended December 31, 2022, 2023 and 2024, respectively.

11.	Convertible promissory notes

Standby Equity Purchase Agreement

On November 21, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd. (“Investor”), pursuant to which the Investor has agreed to purchase up to US$40 million of the Company’s Class A ordinary shares, par value of US$0.0001 per share over the course of 36 months (each an “Advance”) after the date of the SEPA upon notice from the Company from time to time. The Company has the option to select, in each notice, the pricing mechanism of the Class A ordinary shares, calculated using either (i) 92% of the average volume weighted average price (the “VWAP”) of the Class A ordinary shares on the day of each advance notice by the Company if the notice is made prior to 9:00 a.m. Eastern Time, or (ii) 96% of the VWAP of the Class A ordinary shares for the three consecutive trading days commencing on the trading day the notice is made prior to 9:00 a.m. Eastern Time, or if the notice is made after 9:00 a.m. Eastern Time, commencing on the following trading day.

Subject to the satisfaction of certain conditions set forth in the SEPA, the Investor shall advance up to US$3,000,000 (a “Pre-Advance”) to the Company, with each Pre-Advance to be evidenced by a convertible promissory note issuable at an original issuance discount of 8%, on different dates following the signing of the SEPA. At the election of the Investor, all or a portion of the principal, interest, or other amounts outstanding under each convertible promissory note may be converted into shares of Class A ordinary shares in accordance with the mechanisms set forth in the convertible promissory notes. The Company has the option to redeem the convertible promissory notes prior to their maturity dates. In addition, for so long as there is a balance outstanding under the Notes, the Investor, at its sole discretion, may convert such outstanding balance or part thereof into the ordinary shares. The first Pre-Advance, in the principal amount of US$1,000,000, was advanced on November 21, 2024. The second Pre-Advance, in the principal amount of US$1,000,000, was advanced on December 2, 2024. The third Pre-Advance, in the principal amount of US$1,000,000, was advanced on December 20, 2024. Each Note is subject to a 8% discount to the principal amount of such convertible promissory note.

Each convertible promissory note does not carry any interest (other than upon the occurrence of any event of default, as defined in the SEPA) and has a maturity date of 12 months from the date of the convertible promissory note (as may be extended at the option of the Investor). At the election of the Investor, all or a portion of the principal, interest, or other amounts outstanding under each convertible promissory note may be converted into Class A ordinary shares in accordance with the mechanisms set forth in the convertible promissory notes. The Company has the option to redeem the convertible promissory notes prior to their maturity dates.

In addition to the conversion right described above, for so long as there is a balance outstanding under the convertible promissory notes, the Investor, at its sole discretion, may deliver to the Company a notice (“Investor Notice”), to cause an Advance Notice to be deemed delivered to the Investor and the issuance of shares of Class A ordinary shares to the Investor pursuant to an Advance. The Investor may select the amount of the Advance pursuant to an Investor Notice, provided that the amount of the Advance selected shall not exceed the balance owed under the Notes outstanding on the date of delivery of the Investor Notice and subject to certain other limitations as set forth in the SEPA. The shares will be issued and sold to the Investor pursuant to an Investor Notice at a per share price equal to the conversion price that would be applicable to the amount of the Advance selected by the Investor if such amount were to be converted as of the date of delivery of the Investor Notice into shares of Class A ordinary shares in accordance with the mechanisms set forth in the convertible promissory notes. The Investor will pay the purchase price for such shares to be issued pursuant to the Investor Notice by offsetting the amount of the purchase price to be paid by the Investor against an amount outstanding under the convertible promissory notes.

In accordance with the SEPA, the Company paid the Investor a structuring fee of US$25,000 and issued 63,898 Class A ordinary shares to the Investor at the issue price of US$3.13 per Class A ordinary shares, in settlement of 50% of the commitment fee, on December 23, 2024.

Revere Agreement

In connection with the execution of the SEPA, the Company and Revere Securities LLC (“Revere”) entered into a finder’s fee agreement, dated as of September 10, 2024 (the “Finder’s Fee Agreement”), pursuant to which the Company has agreed to pay Revere (i) a cash compensation equal to 4% of the total proceeds of the Pre-Advance, (ii) cash compensation equal to 4% of the total proceeds from the SEPA (other than the Pre-Advance) and cash and stock compensation at the rate of US$15,000 per month and 10,000 Class A ordinary shares per month for 6 months when the Company raises US$3,000,000 or more from the SEPA (other than the Pre-Advance), with one automatic renewal for another 6 months upon the expiry of the first 6 months. In March 2025, pursuant to the Finder’s Fee Agreement, the Company issued 50,000 Class A ordinary shares to Revere.

The Finder’s Fee Agreement has expired and terminated on March 9, 2025.

Convertible promissory notes

Convertible promissory notes is a hybrid financial liability consisting of a host debt liability component and an embedded derivative liability component.

11.1	Convertible promissory notes

The following table reconciles the carrying value of the host debt liability component of the convertible promissory notes:

	As of December 31,
	2023	2024
	HK$	HK$	US$
Host debt liability
Proceeds from issuance of convertible promissory notes	—	23,400,000	3,012,475
Less: Debt discount and transaction costs apportioned to host debt liability*	—	(1,802,374)	(232,034)
Less: Fair value of embedded derivative liability (see Note 11.2)	—	(8,380,211)	(1,078,854)
Carrying value of host debt liability at inception	—	13,217,415	1,701,587
Amortized debt discount and transaction costs**	—	643,232	82,808
Balance at end of the financial year	—	13,860,647	1,784,395

*	Debt discount and transaction costs apportioned to host debt liability is recognized as a reduction of the carrying amount of host debt liability. Debt discount and transaction costs apportioned to embedded derivative liability amounted to HK$1,005,626 (US$129,463) is expensed off immediately as interest expense in the consolidated statements of profit or loss and other comprehensive income.

**	Debt discount and transactions costs are being amortized and recorded to interest expense in the consolidated statements of profit or loss and other comprehensive income over the life of the convertible promissory notes using effective interest method.

11.2	Derivative

The details of embedded derivative liability is as follows:

	As of December 31,
	2023	2024
	HK$	HK$	US$
Embedded derivative liability
Balance at beginning of the financial year	—	—	—
Issuance of convertible promissory notes	—	8,380,211	1,078,854
Change in fair value of embedded derivative liability	—	(1,623,695)	(209,032)
Balance at end of the financial year	—	6,756,516	869,822

Embedded derivative liability for convertible promissory notes

In connection with the issuance of the convertible promissory notes, the Group recognized an embedded derivative liability related to the embedded conversion feature. See Note 2.10 for further details on the accounting treatment of the convertible promissory notes and associated embedded derivative liability.

The fair value of the embedded derivative liability was determined using Monte Carlo simulation model, with the assistance of an independent valuation specialist. The model incorporates the following key inputs and assumptions:

	Inception as at November 21, December 2, and December 20, 2024	Year end as at December 31, 2024
Share price (US$)	2.55 – 3.03	2.11
Expected volatility (%)	43.45 – 46.30	49.04
Risk-free interest rate (%)	4.26 - 4.40	4.17

For the year end December 31, 2024, the Group recognized changes in fair value of embedded derivative liability of HK$1,623,695 (US$209,032) (2023: Nil).

12.	Share capital

	Ordinary shares – Class A	Ordinary shares – Class B	Total
	Number of shares	Number of shares	Number of shares	HK$	US$
Balance at January 1, 2023 and December 31, 2023	10,500,000	2,000,000	12,500,000	390,000	50,208
Adjustment of par value per share upon re-designated and re-classified of ordinary shares to capital reserve	—	—	—	(380,250)	(48,953)
Adjusted balance as at December 31, 2023	10,500,000	2,000,000	12,500,000	9,750	1,255
Issuance of Class A ordinary shares for debt conversion	597,856	—	597,856	466	60
Issuance of Class A ordinary shares for initial public offering, net of related expenses	1,426,750	—	1,426,750	1,113	144
Underwriters’ exercise of over-allotment option	99,765	—	99,765	78	10
Issuance of Class A ordinary shares for commitment fee	63,898	—	63,898	50	6
Balance as December 31, 2024	12,688,269	2,000,000	14,688,269	11,457	1,475

The Company was incorporated in BVI on January 8, 2019, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1.00 each.

On February 5, 2024, the Company’s shareholder approved an amendment to change the authorized share capital from US$50,000, divided into 50,000 ordinary shares of a par value of US$1.00 per share, to US$50,000, divided into 500,000,000 ordinary shares of par value US$0.0001 per share. After the subdivision of ordinary shares, the Company’s shareholder surrendered 487,500,000 ordinary shares to the Company for no consideration so that the Company’s shareholder will hold 12,500,000 ordinary shares.

Following the subdivision and surrender of shares, the Company’s shareholder decreased the number of ordinary shares to be issued from 500,000,000 ordinary shares to 100,000,000 ordinary shares of par value US$0.0001 per share, and re-designated and re-classified into 98,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares.

The 12,500,000 ordinary shares were re-designated and re-classified into 10,500,000 Class A ordinary shares and 2,000,000 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights and entitlement for dividends, except each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes.

Debt Conversion

On September 4, 2024, 597,856 Class A ordinary shares were issued to Bliss On upon automatic conversion of the promissory note at the Offer Price of US$4.00 per Class A ordinary share (Note 1).

Initial Public Offering

On September 5, 2024, the Company completed the initial public offering and a total of 1,426,750 Class A ordinary shares were issued (Note 1).

On October 2, 2024, the representative of the underwriters partially exercised the over-allotment option to purchase an additional 99,765 Class A ordinary shares of the Company (Note 1).

Standby Equity Purchase Agreement

In accordance with the SEPA, the Company issued 63,898 Class A ordinary shares to the Investor on December 23, 2024 (Note 1 and Note 11).

13.	Reserves

Reserves consist of foreign currency translation reserve and share premium.

Foreign currency translation reserve arises from functional currency of entities within the Group different from the presentation currency of the financial statements.

Share premium is the amount by which the fair value of the consideration received for shares exceeds the nominal value of the shares.

Movement in reserves:

	Foreign currency translation reserve	Share premium	Total
	HK$	HK$	HK$
Balance at January 1, 2023	25,138	380,250	405,388
Exchange differences on translation foreign operations	(47,378)	—	(47,378)
Balance at December 31, 2023	(22,240)	380,250	358,010
Exchange differences on foreign currency translations	48,424	—	48,424
Issuance of Class A ordinary shares for debt conversion	—	18,652,649	18,652,649
Issuance of Class A ordinary shares for initial public offering, net of related expenses	—	31,279,379	31,279,379
Underwriters exercise of over-allotment option	—	3,112,590	3,112,590
Issuance of Class A ordinary shares for commitment fee	—	1,559,950	1,559,950
Balance at December 31, 2024	26,184	54,984,818	55,011,002
Balance at December 31, 2024 (US$)	3,371	7,078,650	7,082,021

14.	Revenue

Disaggregation of revenue

	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
Point in time:
Provision of corporate financial communications services	34,325,809	39,133,279	32,373,844	4,167,751
IPO financial printing services	3,447,012	9,988,560	4,087,416	526,207
	37,772,821	49,121,839	36,461,260	4,693,958

15.	Other income and gain

	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
Gain on lease modification	921,702	—	—	—
Government subsidy	908,000	—	—	—
Sundry income	18,236	5,883	42,970	5,532
Interest income	1,487	48,233	286,321	36,861
Gain on foreign exchange, net	2,390	—	—	—
Fair value change in embedded derivative liability	—	—	1,623,695	209,032
	1,851,815	54,116	1,952,986	251,425

16.	Finance costs

	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
Interest expense on convertible promissory notes	—	—	1,648,858	212,271
Interest expense on bank borrowings	154,307	179,866	154,980	19,951
Interest expense on lease liabilities	536,169	370,848	211,258	27,196
	690,476	550,714	2,015,096	259,418

17.	Income tax expense

	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
Current year	—	—	—	—

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and (loss)/profit before income tax presented in the consolidated financial statements:

	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
(Loss)/Profit before income tax	(98,603)	7,079,243	(18,074,094)	(2,326,826)
Income tax calculated at the Hong Kong statutory tax rate of 16.5%	(16,269)	1,168,075	(2,982,226)	(383,926)
Tax relief of 8.25% on the first HK$2 million	—	(165,000)	—	—

Tax effect of:
Expenses and losses not deductible for tax purposes	106,955	119,541	2,093,394	269,500
Income not subject to tax	(227,093)	(41,543)	(315,153)	(40,572)
Utilization of previously unrecognized deferred tax assets	—	(1,081,073)	—	—
Deferred tax assets not recognized	136,407	—	1,203,985	154,998
Income tax expense	—	—	—	—

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Group has unrecognized tax losses of approximately HK$14,412,000 as of December 31, 2023 and approximately HK$21,709,000 (US$2,794,778) as of December 31, 2024, respectively, which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The above deferred tax assets for the tax losses have not been recognized as the future profit streams are not probable against which the deductible temporary difference can be utilized. The tax losses have no expiry date.

Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

British Virgin Islands

The Company established under the BVI Act is exempted from BVI income taxes.

18.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker for the purpose of resource allocation and performance assessment.

The chief operating decision maker, who is the chief executive officer, makes resource allocation decisions based on internal management functions and assesses the Group’s business performance as one integrated business instead of separate business lines. Accordingly, the Group has only one operating segment, which is the provision of corporate financial communications and financial printing services and therefore, no segment information is presented.

The Group’s non-current assets are based in Hong Kong.

The Group’s revenue is derived from Hong Kong.

19.	Significant related party transaction and balances

In addition to the related party information disclosed elsewhere in the financial statements, the following were significant related party transactions at rates and terms agreed between the Group and the related parties during the year:

Transaction with related parties

On July 19, 2024, a loan settlement agreement was entered by and between the Company and the ultimate beneficial shareholder, pursuant to which the ultimate beneficial shareholder waived the outstanding balance of HK$18,679,181 (US$2,391,425) as of December 31, 2023, upon the receipt of a promissory note issued to Bliss On Limited for the principal sum of US$2,391,425, which has been converted into 597,856 Class A ordinary shares on September 5, 2024.

Balances with related parties

	As of December 31,
	2023	2024
	HK$	HK$	US$

Amount due to ultimate beneficial shareholder	18,679,181	—	—

Key management personnel

Key management personnel are the Chief Executive Officer, the Chief Financial Officer and the independent director of the Group and those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.

The remuneration of key management personnel of the Group as follows:

	Year ended December 31,
	2022	2023	2024
	HK$	HK$	HK$	US$
Salaries and related costs	1,350,000	1,490,000	1,495,255	192,496
Defined contribution plan	36,000	36,000	36,541	4,704
	1,386,000	1,526,000	1,531,796	197,200

20.	Financial risks management

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk and interest rate risk).

The Directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial years, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Internal credit rating

●	External credit rating

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Actual or expected significant changes in the operating results of the debtor

●	Significant increases in credit risk on other financial instruments of the same debtor

●	Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the company and changes in the operating results of the debtor

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

●	There is significant difficulty of the debtor

●	A breach of contract, such as a default or past due event

●	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

●	There is a disappearance of an active market for that financial asset because of financial difficulty

The Group categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 365 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s internal credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognizing ECL
I	Counterparty has a low risk of default and does not have any past-due amounts.	12 month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL — not credit impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL — credit-impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

December 31, 2024	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
			HK$	HK$	HK$	US$
Trade receivables	II Note 1	Lifetime ECL (Simplified)	8,161,899	(347,863)	7,814,036	1,005,964
Trade receivables	III Note 1	Lifetime ECL (Simplified)	1,955,392	(1,955,392)	—	—
Other receivables	I Note 2	12 – month ECL	1,292,138	—	1,292,138	166,348
Cash and bank balances	I Note 3	12 – month ECL	42,222,014	—	42,222,014	5,435,588
			53,631,443	(2,303,255)	51,328,188	6,607,900

December 31, 2023	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
			HK$	HK$	HK$	US$
Trade receivables	II Note 1	Lifetime ECL (Simplified)	11,027,395	(166,341)	10,861,054	1,398,233
Trade receivables	III Note 1	Lifetime ECL (Simplified)	1,648,274	(1,648,274)	—	—
Other receivables	I Note 2	12 – month ECL	1,271,707	—	1,271,707	163,717
Cash and bank balances	I Note 3	12 – month ECL	3,660,213	—	3,660,213	471,209
			17,607,589	(1,814,615)	15,792,974	2,033,159

Trade receivables (Note 1)

For trade receivables, the Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Group considers the historical credit loss experience based on the past due status of the debtors, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. The Group has identified the country’s risk in which it provides services to be the most relevant factor and the historical loss rates is adjusted accordingly based on the expected changes in this factor. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

December 31, 2024	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	HK$	HK$	HK$	US$
Not past due	2,285,951	(49,000)	2,236,951	287,981
< 30 days	610,031	(13,449)	596,582	76,803
31 days to 60 days	936,183	(119,264)	816,919	105,168
61 days to 90 days	710,025	(35,012)	675,013	86,900
91 days to 120 days	201,535	(20,312)	181,223	23,330
>120 days	5,373,566	(2,066,218)	3,307,348	425,782
	10,117,291	(2,303,255)	7,814,036	1,005,964

December 31, 2023	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	HK$	HK$	HK$	US$
Not past due	1,950,799	(28,887)	1,921,912	247,424
< 30 days	1,304,672	(18,920)	1,285,752	165,526
31 days to 60 days	619,358	(8,835)	610,523	78,598
61 days to 90 days	1,213,265	(17,223)	1,196,042	153,976
91 days to 120 days	1,995,673	(24,323)	1,971,350	253,788
>120 days	5,591,902	(1,716,427)	3,875,475	498,922
	12,675,669	(1,814,615)	10,861,054	1,398,234

Other receivables (Note 2)

Other receivables are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Cash and bank balances (Note 3)

Cash and bank balances are mainly deposits with reputable banks with high international credit rating. Credit loss for the assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group has no significant concentration of credit risk except for those significant customers disclosed below. The Group has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s revenue:

	Year ended December 31,
	2023	2024
	HK$	HK$	US$
Customer A	6,136,560	—	—

Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings from banks.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its services, economic conditions, its operating results continuing to deteriorate and its shareholders unable to provide continued financial support.

The Group maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Group.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of the reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As of December 31,
	2023	2024
	HK$	HK$	US$
Within one year or on demand
Trade and other payables	27,376,032	12,990,458	1,672,369
Bank borrowings	5,211,740	4,081,908	525,498
Lease liabilities	3,533,128	1,457,688	187,660
Convertible promissory notes	—	23,303,100	3,000,000
	36,120,900	41,833,154	5,385,527

Over one year
Lease liabilities	1,136,376	1,124,592	144,778

Market risk

Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which includes two types of risks from volatility of foreign exchange rates (foreign currency risk), and market interest rates (interest rate risk).

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against foreign currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily United States Dollar (“US$”).

At the end of each reporting year, the Group’s exposure to foreign currency risk is as follows:

	As of December 31,
	2023	2024
	HK$	HK$
Financial assets (in US$)
Trade and other receivables	562,309	—
Cash and bank balances	—	40,779,850
	562,309	40,779,850

Financial liabilities (in US$)
Trade and other payables	—	3,097,792
Convertible promissory notes	—	13,860,647
Derivative	—	6,756,516
	—	23,714,955

Net exposure	562,309	17,064,895

A 1% (2023: 1%) strengthening/weakening of Hong Kong Dollar against the foreign currency denominated balances as at the end of the reporting year would increase/(decrease) profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Year ended December 31,
	2023	2024
	HK$	HK$	US$
US$ against HK$
- Strengthened	5,623	170,649	21,969
- Weakened	(5,623)	(170,649)	(21,969)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from bank borrowings, which are carried at floating rates.

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As of December 31, 2023 and 2024, if interest rates on bank borrowings had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit/loss for the year would increase/decrease by approximately HK$23,000 and HK$19,000 (US$2,446), respectively.

21.	Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 — Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

●	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 — Unobservable inputs for the asset or liability.

Fair value of financial instruments carried at fair value

The following table shows an analysis of each class of assets measured at fair value at the reporting date:

Fair value measurement at the reporting date using
	Quoted prices in active markets for identical instruments	Significant observant inputs other than quoted prices	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total	Total
	HK$	HK$	HK$	HK$	US$
December 31, 2024
Financial liabilities:
Convertible promissory notes - Derivative	—	—	6,756,516	6,756,516	869,822

The Group has no financial instruments under Level 1 and Level 2 in both financial years. The fair value of the embedded derivative liability is determined by Monte Carlo simulation model, where the exercise price based on the share price of the Company over the lives of the Notes are stochastic variables. Management estimated the volatility rate and risk-free rate input in the Monte Carlo simulation model as of December 31, 2024 to be 49.04% (2023: NIL) and 4.17% (2023: NIL) respectively.

Assets and liabilities not measured at fair value

Cash and bank balances, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amount of these receivables and payables approximate their fair value as they are subject to normal trade credit terms.

Lease liabilities, bank borrowings and convertible promissory notes

The carrying amount of these balances approximate their fair value as they are subject to interest rates close to market rate of interest for similar arrangements with financial institutions.

22.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets and receivables and financial liabilities at amortized cost were as follows:

	As of December 31,
	2023	2024
	HK$	HK$	US$
Financial assets measured at amortized cost
Trade and other receivables	12,132,761	9,106,174	1,172,312
Cash and bank balances	3,660,213	42,222,014	5,435,588
	15,792,974	51,328,188	6,607,900

Financial liabilities measured at amortized cost
Trade and other payables	27,376,032	12,990,458	1,672,368
Bank borrowings	4,767,829	3,845,863	495,110
Lease liabilities	4,483,821	2,390,304	307,723
Convertible promissory notes	—	13,860,647	1,784,395
	36,627,682	33,087,272	4,259,596

23.	Capital management

The Group manage their capital to ensure that the Group is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued share capital, reserves and accumulated losses as presented in the statements of changes in equity.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the years ended December 31, 2022, 2023 and 2024.

24.	Commitments and contingencies

The Company is currently not a party to any material legal proceedings, investigation or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is or could become involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

25.	Events after reporting period

The Company has assessed all events from December 31, 2024, up through April 28, 2025 which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements except below.

(a)

In January 2025, all the convertible promissory notes were converted into the Company’s Class A ordinary shares, and 1,718,901 ordinary shares were issued, at a conversion price of US$1.7453 per ordinary share, as detailed in Note 11. At the date of this report, all the convertible promissory notes have been converted and fully settled.

(b)

In January 2025, pursuant to the SEPA, the Company issued 3,098,175 Class A ordinary shares for a consideration of US$2,317,911. The proceeds from the sale of ordinary shares were used for the Company’s operation and working capital.

(c)

On February 26 2025, the Company entered into a sale and purchase agreement with Vision Access Enterprises Limited and M Digital Partners Company Limited (collectively, the “Vendor(s)”), pursuant to which the Vendors agreed to sell and the Company agreed to purchase all of the issued and outstanding capital of Miracle Media Production Limited (the “Target”) and all of the outstanding amounts owed by the Target to Vision Access Enterprises Limited. The Target is principally engaged in the provision of printing, translation, production and maintenance services in Hong Kong. The acquisition was completed on February 28, 2025.

(d)	On March 5, 2025, the Company received a deficiency notice from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying the Company that, because the closing bid price for the Company’s Class A ordinary shares had been below US$1.00 per ordinary share for 30 consecutive business days, the Company is not in compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. The notice has no immediate effect on the listing of the Class A ordinary shares, which will continue to trade on The Nasdaq Capital Market.

In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until September 1, 2025, to regain compliance with the minimum bid price rule. If at any time before September 1, 2025, the closing bid price of Class A ordinary share is at least $1.00 per Class A ordinary share for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed. If the Company does not regain compliance with the minimum bid price rule by September 1, 2025, the Company may be eligible for an additional 180-day period to regain compliance, provided that on the 180th day of the first compliance period the Company meets the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Nasdaq Capital Market (except the minimum bid price requirement) based on the Company’s most recent public filings and market information and notifies Nasdaq in time of its intent to cure this deficiency.

(e)	In March 2025, pursuant to the Finder’s Fee Agreement, the Company issued 50,000 Class A ordinary shares to Revere.

(f)

On March 18, 2025, JAN Financial, the wholly-owned subsidiary of the Company, entered into a new tenancy agreement with the landlord for the renewal of the office premises in Hong Kong for a term of two years, effective from May 20, 2025.